                                                       FILED PURSUANT TO
                                                          RULE NO.424(b)(1)
                                                       FILE NO. 333-22231


                       [LOGO OF XCELLENET APPEARS HERE]

                               1,433,000 SHARES

                                 COMMON STOCK

  Of the 1,433,000 shares of Common Stock offered hereby, 655,953 shares are being sold by XcelleNet, Inc. ("XcelleNet" or the "Company"), and 777,047 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Common Stock is traded under the Nasdaq National Market symbol "XNET." On March 25, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $17.625 per share.

                                --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             UNDERWRITING                PROCEEDS TO
                                  PRICE TO   DISCOUNTS AND PROCEEDS TO     SELLING
                                   PUBLIC     COMMISSIONS  COMPANY(1)  SHAREHOLDERS(1)
--------------------------------------------------------------------------------------
Per Share.......................   $17.00        $0.98       $16.02        $16.02
--------------------------------------------------------------------------------------
Total (2)....................... $24,361,000  $1,404,340   $10,508,367   $12,448,293

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company and the Selling Shareholders, estimated at $400,881 and $149,119, respectively.
(2) The Company has granted to the Underwriters a 30-day option to purchase an aggregate of up to an additional 214,950 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $28,015,150, $1,614,991, $13,951,866 and $12,448,293 respectively.

                                --------------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of the shares of Common Stock will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California, on or about April 1, 1997.

ROBERTSON, STEPHENS & COMPANY

                              ALEX. BROWN & SONS
                                 INCORPORATED
                                                          PUNK, ZIEGEL & KNOELL

                 The date of this Prospectus is March 26, 1997

            The following text and graphic is contained in a border

              The Company's RemoteWare products make many popular
            applications work more efficiently for remote users who
              routinely work offline and connect intermittently.


                                RemoteWare for
                                  Windows NT

The central element of the graphic is a set six horizontal bars stacked vertically. The bottom bar is slightly larger than the top five bars and is labeled "Queued Event Architecture (QEA) and Session Automation." The bar is marked with a footnote the text of which reads "XcelleNet QEA and session automation technology are the foundation of the RemoteWare products." The top five bars are labeled "Messaging," "Groupware Transactions," "Database Transactions," "Content Delivery" and "System and Application Management."

To the left of the central element is a graphical depiction of a corporate intranet including a System Management Console, Groupware and E-mail Server, Database, Intranet Server, a globe labeled WWW and a RemoteWare NT Server.

To the right of the central element is a graphical depiction of a notebook computer and the names of five types of applications that are supported by the RemoteWare product. These names are "E-Mail","Groupware Applications","Database Applications","Browsers"' and "Software Distribution". Each name is connected to one of the five bars of the central element by a line.

Beneath the central element is a depiction of telephone poles and lines with the words "28.8 Kbps Dial-Up Connections."

Beneath the depiction of the telephone poles and lines is a graphical depiction of the Internet with a 28.8 Kbps line connecting the notebook computer to the Internet and a line labeled T1 connecting the Internet to the depiction of the corporate intranet.

Side by side at the bottom of the graphic are copies of screens of the RemoteWare NT product as seen on the RemoteWare NT server and on the notebook computer. The screens are connected by a line to the graphical depiction of the respective computers on which the screens would be seen.

The caption beneath the RemoteWare NT server screen reads "The RemoteWare server, through its session automation services, provides a variety of flexible scheduling options. The caption beneath the notebook screen reads "RemoteWare Subscriber, using "push" and "pull" methods, enables users to select and automatically receive multiple types of content for offline viewing."


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK
OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary...................................................................    4
Risk Factors..............................................................    6
Use of Proceeds...........................................................   16
Price Range of Common Stock...............................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Selected Consolidated Financial Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   30
Management................................................................   44
Principal and Selling Shareholders........................................   47
Description of Capital Stock..............................................   49
Shares Eligible for Future Sale...........................................   51
Underwriting..............................................................   53
Legal Matters.............................................................   54
Experts...................................................................   54
Additional Information....................................................   55
Incorporation of Certain Documents by Reference...........................   55
Index to Consolidated Financial Statements................................  F-1

                                --------------

  XCELLENET, THE COMPANY'S LOGO, REMOTEWARE AND REMOTECARE ARE REGISTERED TRADEMARKS OF THE COMPANY. REMOTEWARE DISCOVERY SYSTEM, QUEUED EVENT ARCHITECTURE, SESSIONXPRESS, SESSIONXPRESS BASIC, SUBSCRIBER, WORKSHOP, REPLICATION AGENT AND ESSENTIALS ARE TRADEMARKS OF THE COMPANY. THIS PROSPECTUS ALSO CONTAINS THE FOLLOWING TRADEMARKS AND TRADE NAMES OF OTHER
ORGANIZATIONS: OS/2(R) AND IBM(R) ARE TRADEMARKS OF INTERNATIONAL BUSINESS MACHINES CORPORATION ("IBM"); SYBASE(R) AND SQL ANYWHERE(R) ARE TRADEMARKS OF SYBASE, INC. ("SYBASE"), LOTUS NOTES(R) IS A TRADEMARK OF LOTUS DEVELOPMENT CORPORATION, A WHOLLY OWNED SUBSIDIARY OF IBM ("LOTUS"); WINDOWS NT(R), BACK OFFICE(R), SQL SERVER(R), EXCHANGE SERVER(R), ACTIVEX(R), AND INTERNET EXPLORER(R) ARE TRADEMARKS OF MICROSOFT CORPORATION ("MICROSOFT"); AND VANTIVE ON-THE-GO(R) IS A TRADEMARK OF THE VANTIVE CORPORATION ("VANTIVE"). ALL OTHER TRADEMARKS AND TRADE NAMES REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements and Notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

  XcelleNet develops, markets and supports software utilities that improve the manageability and enhance the performance of remote access computing for users who routinely work offline and periodically dial in to enterprise systems to exchange or synchronize information. These intermittently connected users have traditionally included field sales and service workers and remote users in branch offices or retail locations. The number of these users has grown significantly as the ability to quickly and easily share information throughout the enterprise has become a key asset. Increasingly, these users may also include a broader constituency of both internal and external users who access corporate intranets.

  The Company's products make many popular messaging, groupware, database and web-based applications work more effectively for remote users who routinely work offline and connect intermittently. The foundation of the Company's products is its Queued Event Architecture ("QEA") and its session automation technology. QEA's three-tier, client/agent/server design facilitates the automated staging of various types of user- and system-initiated events that are executed whenever communication sessions occur. Session automation technology provides secure, fast and reliable file transfers and advanced session scripting to control which tasks occur before, during and after a communication session. Session scripting and automation hide many of the technical complexities of remote access computing from the user and provide scheduling capabilities for the system administrator. The Company believes that its products can reduce its customers' operating and support costs by increasing user productivity and improving system management for many remote users whose corporate information needs are not adequately addressed by existing mainframe, client/server and internet technologies.

  The Company's original RemoteWare product family was introduced in 1989. The first generation of RemoteWare products was developed to operate on the OS/2 server platform and was marketed to corporations designing customized solutions for remote sites and users. From its introduction, RemoteWare was designed to provide a scalable, secure and user-friendly environment for the remote site automation of business processes such as sales order entry, inventory query, field activity reporting and catalog delivery. Consequently, the Company's early marketing efforts were focused on industries with large numbers of remote sites engaged in these activities. As of December 31, 1996, the Company had licensed, directly or through its independent channel partners, RemoteWare for the IBM OS/2 platform ("RemoteWare for OS/2") to approximately 1,300 organizations supporting approximately 470,000 users.

  In 1995, the Company recognized the growing popularity of Windows NT as an enterprise computing platform and the increased deployment of third-party and customized applications based on industry standards. As a result, in early 1995 XcelleNet began committing significant resources to develop RemoteWare products that (i) operate on Microsoft Windows NT servers and are integrated with Microsoft Back Office products, (ii) embrace widely used Microsoft standards, such as MAPI, ODBC and ActiveX, (iii) support popular products with large installed bases of remote users such as IBM's Lotus Notes and Sybase's SQL AnyWhere, and (iv) support internet standards and browser and server offerings from Microsoft and Netscape Communications Corporation ("Netscape").

  In March 1996, the Company introduced RemoteWare for the Windows NT platform ("RemoteWare for NT"), which the Company believes will expand the potential market for RemoteWare and the number of its potential marketing partners. Software license fees from RemoteWare for NT products accounted for 17% and 41% of the Company's total software license fees in the third and fourth quarters of 1996, respectively.

  The Company believes that the widespread adoption of internet technologies by organizations with enterprise information networks and the emergence of corporate intranets will create significant opportunities for the Company to expand the applicability of its core technologies. The Company intends to aggressively pursue these opportunities by developing and marketing a new family of intranet system and application management utilities.

  The Company was incorporated in Georgia in 1986. The Company's mailing address is 5 Concourse Parkway, Suite 850, Atlanta, Georgia 30328, and its telephone number is (770) 804-8100.

                                  THE OFFERING

Common Stock Offered by the
 Company...................  655,953 shares
Common Stock Offered by the
Selling Shareholders.......  777,047 shares
Common Stock Outstanding
after the Offering.........  8,130,325 shares(1)
Use of Proceeds............  For working capital and general corporate purposes, including potential acquisitions.
Nasdaq National Market
symbol.....................  XNET

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1996(2)   1995    1994
                                                      -------   ------- -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
 Total revenues...................................... $42,651   $34,099 $26,889
 Operating income (loss).............................    (934)    4,768   5,182
 Other income, net...................................     934     1,264     748
 Net income..........................................     --      3,802   3,555
 Net income per share................................ $   --    $  0.45 $  0.45
 Weighted average shares outstanding(3)..............   7,915     8,480   7,833

                                                            DECEMBER 31, 1996
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents............................... $10,587    $20,696
 Working capital.........................................  23,198     33,307
 Total assets............................................  36,683     46,792
 Long-term debt..........................................     --         --
 Shareholders' equity....................................  31,130     41,239

--------
(1) Based on shares issued and outstanding as of January 31, 1997. Excludes as of January 31, 1997, 1,272,188 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1987 Stock Option Plan (the "1987 Plan"), 240,000 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1994 Stock Option Plan for Outside Directors (the "Director Plan"), 577,450 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1996 Long-Term Incentive Plan (the "Long-Term Incentive Plan") and 101,172 shares of Common Stock issuable upon exercise of other outstanding stock options. The weighted average exercise price of such options is $10.55 per share. Also excludes up to 2,583,182 additional shares of Common Stock reserved for issuance pursuant to the 1987 Plan, the Director Plan and the Long-Term Incentive Plan and 256,665 additional shares of Common Stock that could be issued pursuant to the Company's 1995 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan").

(2) Operating income (loss), net income and net income per share include nonrecurring charges of approximately $3.0 million related to the acquisition of the WorldLink product line from The NetPlex Group, Inc. and $459,000 primarily representing severance and hiring costs associated with certain key employees.

(3) See Note 1 of Notes to Consolidated Financial Statements.

(4) Adjusted to give effect to the estimated net proceeds of this offering based upon the sale of 655,953 shares of Common Stock offered by the Company hereby at an offering price of $17.00 per share.

  Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

DEPENDENCE UPON PRODUCT DEVELOPMENT; RISKS OF TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS

  The market for the Company's products is characterized by rapid change in computer hardware and software technology, evolving industry standards and changing customer requirements, and is highly competitive with respect to timely product innovation. The introduction of competitive products embodying new technologies, the emergence of new industry standards and the acceptance of new communications and data delivery channels, such as the Internet, may render the Company's existing products or underlying technologies obsolete or unmarketable. For example, the Company may be required to change and improve its products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. Announced and unannounced changes or errors in operating and other systems with which the Company's products are used may adversely affect the performance of the Company's products and require the Company to modify its products to compensate for such changes or errors. As a result, the Company's future success will depend in large part upon its ability to enhance its current products and services and develop new products and services that maintain technological leadership, address the increasingly sophisticated needs of customers, keep pace with new competitive product offerings and emerging industry standards, and achieve broad market acceptance. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

  In order to introduce and market new or enhanced products successfully with minimal disruption in customer purchasing patterns, the Company must effectively manage the transition from existing products. Announcements by the Company or its competitors of new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products may cause customers to defer purchases of existing Company products. Furthermore, software products as complex as those offered by the Company may contain undetected errors or compatibility issues following their introduction or as new versions are released, which may result in reduced orders, delays in collecting accounts receivable and additional service costs. The Company has previously experienced delays in software development, including delays in the commercial release of RemoteWare for NT , and has discovered software errors in new products after commercial release. There can be no assurance that the Company will not encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of potential new products or product enhancements. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements and new services on a timely basis that are compatible with industry standards, to respond to technological advances by others and satisfy changing customer requirements, to successfully manage product transitions, and to minimize the impact of errors in new products would have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Products," "--Products Under Development" and "--Product Development."

RISKS ASSOCIATED WITH DEVELOPMENT AND INTRODUCTION OF NT SERVER-BASED PRODUCTS; IMPACT ON INSTALLED BASE OF OS/2 CUSTOMERS

  In 1989, the Company released its original version of RemoteWare for OS/2. In March 1996, the Company released its first version of RemoteWare for NT, designated as the 3.x family. The most recent version of the 3.x family is RemoteWare 3.1. The Company is currently investing significant product development resources to produce version 3.2 of RemoteWare for NT, which is scheduled to be released in the second quarter of 1997. Due to the complexity of remote access computing software in general, and the NT operating system environment in particular, the develoment of RemoteWare 3.2 is subject to significant technical risks. Furthermore, software products as complex as those currently under development by the Company are subject to frequent delays and undetected errors or compatibility issues following their introduction or as new versions are released. Because RemoteWare 3.1 was first released commercially in September 1996, many customers licensing this version have not yet fully deployed the product and there may remain undetected errors or compatibility issues in this version. The existence of any such errors or compatibility issues may delay the release of RemoteWare 3.2 and adversely affect the acceptance of RemoteWare 3.1, as well as other future products, either of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will not encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of future versions of RemoteWare for NT. Moreover, even if such future versions are developed and introduced, there can be no assurance that they will achieve any significant degree of market acceptance. Failure to release these new versions of RemoteWare for NT on a timely basis, or the failure of these new versions, if and when released, to achieve any significant degree of market acceptance, would have a material adverse effect upon the Company's business, operating results and financial condition.

  As the Company focuses on RemoteWare for NT, it must manage the impact on the approximately 1,300 organizations that have licensed RemoteWare for OS/2. These customers accounted for a substantial majority of the Company's software license fees in 1996. A substantial portion of RemoteWare for OS/2 customers participate in the Company's software maintenance program, which accounted for substantially all of the Company's service revenue in 1996. There can be no assurance that updates to and enhancements for the Company's OS/2 products will be sufficient to encourage its OS/2 customers to continue participation in the Company's software maintenance program, that they will continue to purchase additional products from the Company, that the Company will provide an economically reasonable and technologically feasible migration path from the OS/2 products to the NT products, or that any significant portion of the Company's current OS/2 customers will migrate to its NT products. The failure of the Company, for any reason, to provide sufficient updates to and enhancements for its OS/2 products, or to provide an economically reasonable and technologically feasible migration path from OS/2 to NT, or the failure of OS/2 customers to migrate to the Company's NT products, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products" and "--Products Under Development."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

  The Company has experienced and expects to continue to experience significant fluctuations in quarterly operating results that may be caused by many factors including, among others, the number, timing and significance of product enhancements and new product announcements by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the length of the Company's sales cycle, market acceptance of and demand for the Company's products, the growth rate of the market for remote access products, the mix of the Company's products sold, the mix between revenues generated from software license fees and services, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, renewal rates for service agreements, software defects and other product quality problems, the Company's ability to attract and retain key personnel, the extent of international sales, changes in the level of costs and expenses, trends in the computer industry, general economic conditions, extraordinary events such as acquisitions or litigation and the occurrence of unexpected events. The Company has recently acquired Electronic Commerce, Inc., a systems integration company. To the extent revenues from the Company's systems integration business increase as a percentage of services revenues, costs of services are expected to increase as a percentage of services revenues. Historically, the Company's software support and maintenance revenues have accounted for a significant portion of the Company's total revenues. However, there can be no assurance that such rates will not decline in the future and any such decline could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company's revenues are largely dependent on software license fees, which are difficult to predict. Historically, the Company has operated with virtually no order backlog because its software products are shipped as orders are received. Moreover, the Company has in the past recognized and expects to continue to recognize a substantial portion of its software license fee revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. As a result, software license fee revenues in any quarter are dependent on orders booked and shipped in that quarter, and the revenues for any quarter may not be predictable until the end of the quarter.

  Sales of the Company's software products generally involve a significant commitment of management attention and resources by prospective customers. Accordingly, the Company's sales process is often lengthy and subject to delays associated with the long approval process that accompanies significant customer initiatives or capital expenditures. The Company's sales cycle, from initial trial to complete installation, varies substantially from customer to customer as a result of the foregoing factors. Because the Company's staffing and operating expenses are based on anticipated revenue levels and a high percentage of the Company's costs are fixed in the short term, small variations between anticipated order dates and actual order dates, as well as nonrecurring or unanticipated large orders, can cause significant variations in the Company's operating results from quarter to quarter. In addition, the Company's expenditures for product development are treated differently under applicable accounting standards depending upon the stage of product development. Certain of the Company's development expenditures may be expensed as incurred, while others are capitalized subject to amortization over the expected useful lives of the products, causing significant variations in the Company's operating results. For example, capitalized software development costs increased significantly in 1996 as a result of reaching technological feasibility for RemoteWare for NT. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  The Company has experienced, and may continue to experience, significant seasonality in its business in the future. In previous years, the Company has experienced a significant decline in revenues, and correspondingly, net income, in the quarter ended September 30 compared to the quarter ended June
30. Revenues may be lower in the summer months when many businesses defer purchase decisions. In addition, the September 30 quarter is the first quarter of the Company's annual quota-based sales compensation plan and may be affected by the efforts of direct sales representatives to accelerate prospects' buying decisions into the quarter ended June 30, which is the final quarter of their preceding annual plan. In addition, revenues have in the past been relatively flat from the quarter ended December 31 to the quarter ended March 31 primarily as a result of customers' year-end purchasing patterns.

  Due to all of the foregoing factors, it is likely that in some future quarter or quarters the Company's operating results may be below the expectations of securities analysts and investors. The Company has previously failed to meet the expectations of securities analysts and investors, and there can be no assurance that the Company will meet such expectations in the future. Failure of the Company to meet such expectations would have a material adverse effect on the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Discussion" and "Risk Factors--Volatility of Stock Price."

RISK OF INCLUSION OF REMOTE ACCESS UTILITY FUNCTIONALITY IN NETWORK OPERATING SYSTEMS, NETWORK MANAGEMENT SOFTWARE OR INTRANET SERVER SOFTWARE

  In the future, vendors of network operating systems, network management software or intranet server software, such as Microsoft, IBM, Novell, Inc., and Netscape, may enhance their products to include some or all of the functionality currently provided by the Company's remote access software utilities. For example, in the past Microsoft incorporated an anti-virus utility in its release of DOS 6.0. The inclusion of the functionality of the Company's products as a standard feature of network operating systems, network management software or intranet server software could, particularly if the quality of such functionality were comparable to that of the Company's products, render the Company's products obsolete and unmarketable. Additionally, the announcement by a vendor of network operating systems, network management software or intranet server software that it intends to include in a future product or version some or all of the functionality that is currently provided by the Company's remote access software utilities, or the rumor of such an intention absent an announcement by the vendor involved, could materially adversely affect the marketability of the Company's products. Furthermore, even if the remote access software utilities provided as standard features in network operating systems, network management software or intranet server software were more limited than that of the Company's products, there can be no assurance that a significant number of customers would not elect to accept such limited functionality in lieu of purchasing additional software from another vendor such as the Company. If any of the foregoing events were to occur, they would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The market for remote access software, including the Company's specific area of remote access utilities, is highly competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Many software vendors offer products that are competitive with the products offered by the Company. These competitors vary in size and in the scope and breadth of the products and services offered. Within specific ranges of functionality, the Company encounters competition from a number of sources including:
(i) enterprise system management tool vendors such as Microsoft, Tivoli Systems, Inc. ("Tivoli"), a wholly owned subsidiary of IBM, and Computer Associates International, Inc. ("Computer Associates"); (ii) messaging-enabled application vendors such as Lotus and Microsoft; (iii) groupware vendors such as Lotus; (iv) database application vendors such as Oracle Corporation ("Oracle"); (v) internet software vendors such as Netscape and Microsoft; (vi) content distribution software vendors such as Microsoft, Pointcast Network Corporation ("Pointcast") and BackWeb Technologies, Inc. ("BackWeb"); (vii) remote access software and hardware vendors such as Microsoft, Shiva Corporation ("Shiva") and Citrix Systems, Inc. ("Citrix"); (viii) vendors of applications software who incorporate remote access utilities in their software such as Lotus; and (ix) custom software-based solutions developed by internal management information systems personnel or third-party professional service organizations. As the Company offers new products in the future, it expects that in addition to facing competition from existing competitors it will have additional competitors. Many of the Company's current competitors are broadening the functionality of their product offerings. Because there are relatively low barriers to entry in the software market, the Company also expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which would have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes competition will continue to intensify as the market for its products and services develops and competitors focus more clearly on that market's specific requirements. There can be no assurance that other companies will not develop experience, products and marketing approaches that will be more successful than those of the Company. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the remote computing needs of the Company's prospective customers. Accordingly, it is possible that new competitors, alliances among competitors or alliances between competitors and third parties may emerge and rapidly acquire significant market share. If this were to occur, it would have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that the principal competitive factors affecting the market it serves include vendor and product reputation, product architecture, functionality and features, scalability, ease of use, quality of product and support, performance, price, brand name recognition and effectiveness of sales and marketing efforts. There can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources, or that competitive pressures faced by the Company would not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Pricing" and "--Competition."

RISKS ASSOCIATED WITH THE DEVELOPMENT AND INTRODUCTION OF INTRANET SYSTEM MANAGEMENT PRODUCT LINE; IMPACT ON REMOTEWARE MARKET

  The Company is currently investing significant product development resources in developing its intranet system management family of products, which the Company currently anticipates will consist of several products that are being derived from RemoteWare and are being targeted at companies implementing corporate intranets. The Company currently plans to release the first of such products, SessionXpress Basic, in the second quarter of 1997, and currently plans to release the other products in its intranet system management product line at various times throughout 1997. Due to the complexity of remote access computing software in general, and the NT operating system and internet standards in particular, and the difficulty in gauging the engineering effort required to develop these planned products, this family of potential intranet system management products is subject to significant technical risks. Furthermore, software products as complex as those currently under development by the Company are subject to frequent delays and undetected errors or compatibility issues following their introduction or as new versions are released. There can be no assurance that the Company will not encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of these planned products. Moreover, even if such planned products are developed and introduced, the Company believes that the market for intranet system management products in general, and the market for the Company's planned intranet system management product line in particular, is highly uncertain and there can be no assurance that the Company's planned intranet system management products will achieve any significant degree of market acceptance. Failure to release these planned products on a timely basis, or failure of these planned products, if and when released, to achieve any significant degree of market acceptance, would have a material adverse effect on the Company's business, operating results and financial condition.

  Each of the Company's planned intranet system management products is being designed to provide a tailored subset of RemoteWare's functionality, and accordingly this product line is being developed to include many capabilities similar to those found in the Company's RemoteWare products. The Company intends to offer its planned intranet system management products at prices substantially less than those charged for its RemoteWare products. There can be no assurance that the similarities between the Company's RemoteWare products and its planned intranet system management products will not lead to confusion between the two product families. Accordingly, there can be no assurance that customers will not purchase one or more of the function-specific, lower-priced intranet system management products in preference to the more fully functional RemoteWare products, or that such confusion will not lead to delays in customer purchasing decisions or cause customers not to purchase the Company's products at all. Furthermore, there can no assurance that the Company will not be forced to lower its prices for the RemoteWare family of products in response to such reaction. The failure of the Company to effectively manage the introduction of its planned intranet system management products to avoid any such confusion would have a material adverse effect on the Company's business, operating results and financial condition.

  The Company anticipates that, assuming it is successful in developing and introducing its intranet system management product line, it may market these products through different marketing channels than the Company uses in marketing its RemoteWare products. In particular, the Company expects to market its intranet system management products through its newly created telesales function and through the World Wide Web (the "Web"). The Company has no prior experience in marketing its products through such channels. Failure of the Company to successfully market its intranet system management products through such channels could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Products Under Development" and "--Sales and Marketing."

DEPENDENCE ON EMERGING REMOTE ACCESS COMPUTING MARKET AND INTRANET EXPANSION

  The market for products that address the needs of remote access computing for users intermittently connected to a corporate network or intranet is relatively new and rapidly evolving. There can be no assurance that such a market will continue to expand, or if it does, that the Company's products will receive widespread acceptance. The continued growth of this market will depend, in large part, upon the continued growth in portable computing devices and communications hardware and software, expansion of internet usage and the number of organizations adopting or expanding intranets, the ability of enterprise computing and communications infrastructures to support an increasing number of remote users, and the continued development of new and improved applications addressing the work requirements of remote users who can better perform their jobs when able to use their applications offline. If the remote access computing market fails to grow, or grows more slowly than the Company currently anticipates, or if the use of intranets fails to expand, there would be a material adverse effect on the Company's business, operating results and financial condition.

  In addition, as the remote access computing market continues to evolve, the Company faces competition from companies that seek to provide remote access computing solutions based upon approaches different from that employed by the Company. Some of the vendors providing remote access computing solutions through alternative approaches have significantly greater financial, marketing, technical and other resources than the Company. As a result, they may be able to create a market perception that their approaches are more appropriate for a potential customer's remote computing solutions. There can be no assurance that the market for remote computing solutions will not ultimately be dominated by approaches other than the approach marketed by the Company. See "Business--Industry Background" and "--Competition."

DEPENDENCE UPON CERTAIN LICENSES

  The Company licenses certain third-party products that are incorporated into the Company's products. These components include database drivers, a scripting engine, a document viewer, a spell checker and X.400 gateway API libraries, some of which perform key functions within the Company's products. In the future, the Company may license or acquire other such products or may acquire products that expand the functionality of the Company's existing or potential future products where the Company considers such an acquisition preferable to developing the functionality internally. If any of these current or future third-party vendors were to terminate their relationship with the Company or to materially increase the cost to the Company for their products, or if a material problem were to arise in connection with any of the software products licensed from them, the Company would be required to license an alternative product from another third party or attempt to internally develop a replacement for the function of the licensed software. The loss of or inability to maintain any of these technology licenses could result in interruptions in the availability of the Company's existing products and delays in the introduction of new products and services until equivalent technology, if available, is identified, licensed or developed, and integrated. There can be no assurance that an alternative source of a suitable product would be available or that the Company would be able to develop an alternative product in sufficient time or at a reasonable cost. The failure of the Company to obtain or develop an alternative product on a timely basis and at a reasonable cost would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Product Development" and "--Intellectual Property and Third Party Licenses."

PRODUCT CONCENTRATION

  The Company has derived substantially all of its revenues since inception from the licensing of its RemoteWare software products and the provision of related services, and expects that revenues from these products and services to both new and existing customers will continue to account for a substantial majority of revenues for the foreseeable future. As a result, the Company's future financial performance will depend in large part on the continued market acceptance of its RemoteWare software and services, as well as the Company's ability to adapt and modify this software to meet the evolving needs of its customers. The life cycles of the Company's products are difficult to estimate due in large measure to the recent emergence of the remote access market, the future effect of product enhancements, including developments in the hardware and software environments in which the RemoteWare products operate, and future competition. Declines in demand for the Company's products or the failure of the RemoteWare products to gain widespread market acceptance, whether as a result of competition, technological change or otherwise, would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products."

DEPENDENCE ON KEY EMPLOYEES

  The Company's success is dependent to a significant extent upon a number of key technical and management employees and technical contractors, the loss of one or more of whom could have a material adverse effect upon the Company's business, operating results and financial condition. The future success of the Company will depend in large part on its ability to attract and retain talented and qualified personnel, particularly managerial and technical personnel. Competition for highly qualified personnel in the computer software industry is intense. There can be no assurance that the Company can retain its key employees or that it can attract, assimilate and retain qualified personnel in the future. The failure of the Company to retain its key employees and technical contractors or to hire key personnel in the future would have a material adverse effect upon the Company's business, operating results and financial condition. See "Management."

RISKS ASSOCIATED WITH EXPANDING DISTRIBUTION; IMPACT OF CHANGES IN SOLUTION PROVIDER PROGRAM

  An integral part of the Company's strategy is to continue to develop both its internal direct sales force and its telesales function, as well as to expand the role of third-party channels in the marketing and distribution of the Company's products. The Company's ability to achieve revenue growth in the future will depend in large part upon its success in recruiting, training and retaining sufficient direct sales and telesales personnel and in establishing and maintaining relationships with indirect channel partners such as systems integrators, software and hardware vendors and other third parties. Although the Company is presently committing significant resources to expand its sales force and to develop distribution relationships with indirect channel partners, the Company may at times experience difficulty in recruiting qualified sales personnel and in establishing necessary third-party alliances. In addition, as the Company hires new sales personnel, it is anticipated that there will be a delay before such personnel become productive. Any failure by the Company to expand its direct sales and telesales force and other distribution channels, or the failure by the Company to increase revenues commensurate with such expansion, would have a material adverse effect upon the Company's business, operating results and financial condition.

  Although the Company intends to focus on increasing its direct sales efforts, it will continue to be dependent upon indirect channel partners. Certain indirect channel partners also offer competing products or systems produced either by third parties or by themselves. In addition, software reseller marketing and distribution channels historically have experienced rapid change, consolidations and financial difficulties. There can be no assurance that the Company's existing or future indirect channel partners will continue to or be able to provide the level of services and technical support required by the Company's customers, that the Company will be able to effectively manage potential conflicts between its direct sales efforts and its indirect channel partners, or among these partners, or that these partners will not emphasize their own or third-party products to the detriment of the Company's products. The loss of indirect channel partners, the failure of such parties to perform under agreements with the Company, or the inability of the Company to attract and retain new indirect channel partners with the technical, industry and application expertise required for the Company's purposes in the future, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Strategy," "--Sales and Marketing" and "--Services."

  During the second half of 1996, the Company implemented changes to its program for the indirect channel partners on which it relies to provide application development and systems integration services to RemoteWare customers and prospects ("Solution Providers"). These changes placed greater emphasis on Solution Providers who offer substantial RemoteWare integration services and required that all Solution Providers be NT-qualified. These changes, and additional program changes that became effective January 1, 1997, have resulted in fewer Solution Providers authorized to remarket RemoteWare and remarketing discount rates that range from 20% to 30%, compared to 30% to 40% in prior years. As a result, the Company expects that license fees generated from Solution Providers as a percentage of total license fees will decrease. There can be no assurance that the Company will be able to attract or retain a sufficient number of NT-qualified Solution Providers to adequately fill the Company's needs. Failure of the Company to attract or retain a sufficient number of such Solution Providers could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

RISKS ASSOCIATED WITH FAILURE TO MANAGE GROWTH; POTENTIAL FUTURE ACQUISITIONS

  The Company has recently experienced a period of significant growth that has placed, and could continue to place, a significant strain on its management and operations, including its sales, marketing, customer support, research and development, finance and administrative operations. The Company's ability to manage future growth, if any, will require the Company to continually enhance its operational and financial control systems, implement new systems as necessary, and will depend on its ability to attract, assimilate and retain additional qualified personnel. The failure of the Company's management to respond effectively to future growth, if any, would have a material adverse effect upon the Company's business, operating results and financial condition.

  The Company may in the future undertake acquisitions that could present challenges to the Company's management. Acquisitions involve numerous risks, including difficulties assimilating new operations and personnel, implementing new business processes, the need to manage geographically remote business units and the diversion of management attention from other business concerns. Any acquisition, depending on its size, could result in the use of a significant portion of the Company's cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's shareholders. Furthermore, there can be no assurance that any acquired products or service capacity will gain acceptance in the Company's markets. Should the Company's management fail to respond effectively to these challenges, it is possible that a future acquisition could have a materially adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT CLAIMS

  The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses rather than sells its software and generally requires licensees to sign license agreements that impose certain restrictions on licensees' right to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including but not limited to, generally requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code.

  The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. In addition, the Company has applied for patents in the United States and certain other countries with respect to certain aspects of its software. None of these patents have been granted and there can be no assurance that a patent will be issued pursuant to any of these applications or that, if granted, such patent would survive a legal challenge to its validity or provide significant protection to the Company.

  Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

  For certain of its client products and the RemoteWare Discovery System, the Company uses "shrinkwrap" licenses that are not signed by licensees to protect its copyrights and trade secrets in those products. The Company also uses an electronic version of a shrinkwrap license for all users of the trial version of its SessionXpress Basic product distributed electronically through the Company's web site. In addition, the Company expects to use a shrinkwrap license agreement, or an electronic version of such agreement, for its intranet system management products when commercially released. Since these shrinkwrap licenses are not signed by the licensee, many authorities believe that they may not be enforceable under many state laws and the laws of many foreign jurisdictions. The laws of the State of Georgia, which govern these licenses for the Company's products, continue to be unclear on this subject. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

  In 1995, the Company received a claim that its products infringe upon a third party's intellectual property rights, and in March 1997, the Company received a claim that its use of the name "NetEssentials" in connection with its intranet system management products infringed a third party's trademark rights. The Company has elected to discontinue use of the "NetEssentials" name. There can be no assurance that other third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or available at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business--Intellectual Property and Third Party Licenses."

VOLATILITY OF STOCK PRICE

  The trading price of the Company's Common Stock has been subject to significant fluctuations in the past. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, particularly among software companies, which often have been unrelated to the operating performance of particular companies. Any announcement with respect to any variance in revenue or earnings from levels generally expected by securities analysts or investors for a given period would have an immediate and significant effect on the trading price of the Common Stock. In addition, factors such as announcements of technological innovations or new products by the Company, its competitors or other third parties, rumors of such innovations or new products, changing market conditions in the computer software or hardware industries, changes in estimates by securities analysts, announcements of extraordinary events, such as acquisitions or litigation, or general economic conditions may have a significant impact on the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Price Range of Common Stock."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  Approximately 9% of the Company's 1996 revenues were attributable to revenues from outside of North America. The Company anticipates that over the next several years it will increase its investment in international operations and that an increasing percentage of its revenues may be generated outside of North America. There can be no assurance, however, that the Company will be able to maintain or increase international market demand for the Company's products. International operations generally are subject to certain risks, including difficulties in staffing and managing foreign operations, fluctuations in foreign currency exchange rates, compliance with foreign regulatory and market requirements, longer receivables collection periods and greater difficulty in accounts receivable collection, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences, variability of foreign political and economic conditions and changing restrictions imposed by United States export laws. There can be no assurance that the Company or its indirect channel partners will be able to sustain or increase international revenues, or that the foregoing factors will not have a material adverse effect on the Company's future international revenues and, consequently, on the Company's business, operating results and financial condition.

CONTROL BY MANAGEMENT

  Upon completion of this offering, the Company's executive officers, directors and their affiliates as a group, will beneficially own approximately 24.9% of the Company's outstanding Common Stock (24.2% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. See "Management" and "Principal and Selling Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which the officers and directors of the Company have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the effective date of this offering without the prior written consent of Robertson, Stephens & Company. However, Robertson, Stephens & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, based on shares outstanding and options granted as of January 31, 1997, the following shares of Common Stock will be eligible for future sale. On the date of this Prospectus, in addition to the 1,433,000 shares offered hereby, 4,874,048 shares of outstanding Common Stock will be eligible for sale and, to the extent vested, an additional 1,860,246 shares subject to outstanding stock options as of January 31, 1997. An additional 1,773,277 shares and, to the extent vested, an additional 330,564 shares subject to outstanding stock options as of January 31, 1997, will be eligible for sale 90 days after the effective date of this offering upon expiration of the lock-up agreements and in compliance with certain limitations set forth in the Securities Act. The holders of certain shares of the Company's Common Stock are entitled to include such shares in any registered offerings of the Company's Common Stock including this offering. The Company is currently seeking waivers of such rights, but there can be no assurance that such waivers will be obtained. See "Shares Eligible for Future Sale" and "Description of Capital Stock-- Registration Rights."

ANTI-TAKEOVER PROVISIONS

  The Board of Directors has authority to issue up to 10,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the Preferred Stock without further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that may discourage proposals or bids to acquire the Company. This could limit the price that certain acquirors might be willing to pay for shares of the Company's Common Stock and there can be no assurance that such provisions will not have an adverse effect on the future market value of the Company's Common Stock. See "Description of Capital Stock--Preferred Stock" and "--Certain Charter and Bylaw Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 655,953 shares of Common Stock offered by the Company hereby are estimated to be approximately $10.1 million (approximately $13.6 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company expects to use the net proceeds of this offering for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present plans, agreements or commitments and is not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of XcelleNet has been traded on the Nasdaq National Market under the symbol "XNET" since XcelleNet's initial public offering in April 1994. The following table sets forth the range of quarterly high and low sale prices of the Common Stock of XcelleNet on the Nasdaq National Market since the Company's initial public offering.

                                                                  HIGH    LOW
                                                                 ------ -------
   YEAR ENDED DECEMBER 31, 1994
    Second Quarter (from April 14, 1994)........................    $14 $     8
    Third Quarter............................................... 15 3/4   6 3/4
    Fourth Quarter.............................................. 17 5/8  12 3/4
   YEAR ENDED DECEMBER 31, 1995
    First Quarter............................................... 31 3/4  14 3/4
    Second Quarter.............................................. 33 1/4  18 1/4
    Third Quarter............................................... 23 3/4  16 1/4
    Fourth Quarter..............................................     22  13 1/4
   YEAR ENDED DECEMBER 31, 1996
    First Quarter............................................... 15 1/4   8 3/4
    Second Quarter.............................................. 15 1/2   9 1/2
    Third Quarter............................................... 14 1/2   8 3/4
    Fourth Quarter..............................................     20  13 1/2
   YEAR ENDED DECEMBER 31, 1997
    First Quarter (through March 25, 1997)...................... 23 1/4  15 3/4

  On March 25, 1997, the closing price of XcelleNet's Common Stock as reported on the Nasdaq National Market was $17.625 per share. As of January 31, 1997, there were approximately 245 holders of record of the Company's 7,474,372 shares of outstanding Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996: (i) on an actual basis, and (ii) as adjusted to reflect the sale by the Company of 655,953 shares of Common Stock offered hereby at an offering price of $17.00 per share (157,539 of which were reflected as treasury stock as of December 31, 1996). This table should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

                                                            DECEMBER 31, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (in thousands)
Shareholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares
   authorized; no shares issued
   and outstanding actual or as adjusted.................. $   --     $   --
  Common Stock, $.01 par value; 30,000,000 shares
   authorized; 7,537,876 shares issued and 7,380,337
   shares outstanding; 8,036,290 shares issued and
   outstanding as adjusted(1).............................      75         80
  Additional paid-in capital..............................  24,211     31,927
  Retained earnings.......................................   9,232      9,232
  Treasury stock at cost, 157,539 shares; none as
   adjusted...............................................  (2,388)       --
                                                           -------    -------
 Total shareholders' equity............................... $31,130    $41,239
                                                           -------    -------
  Total capitalization.................................... $31,130    $41,239
                                                           =======    =======

--------
(1) Assumes no exercise of options after December 31, 1996. Excludes as of December 31, 1996, 1,327,756 shares of Common Stock issuable upon exercise of options outstanding under the 1987 Plan, 240,000 shares of Common Stock issuable upon exercise of options outstanding under the Director Plan, 437,950 shares of Common Stock issuable upon exercise of options outstanding under the Long-Term Incentive Plan and 101,172 shares of Common Stock issuable upon exercise of other outstanding stock options. The weighted average exercise price of such options is $9.90 per share. Also excludes, as of December 31, 1996, up to 2,713,149 additional shares of Common Stock that could be issued upon exercise of additional options available for grant under the 1987 Plan, the Director Plan and the Long-Term Incentive Plan and 256,665 additional shares of Common Stock that could be issued pursuant to the Employee Stock Purchase Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from the audited consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of operations data for the years ended December 31, 1992 and 1993, and the consolidated balance sheet data at December 31, 1992, 1993 and 1994, are derived from audited consolidated financial statements not included herein. The selected consolidated financial data set forth below should also be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                              YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                       1996     1995    1994    1993    1992
                                      -------  ------- ------- ------- -------
                                       (in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:
 Revenues:
  Software license fees.............. $30,703  $25,612 $21,399 $14,222 $ 8,932
  Services...........................  11,948    8,487   5,490   3,191   1,425
                                      -------  ------- ------- ------- -------
   Total revenues....................  42,651   34,099  26,889  17,413  10,357
 Costs and expenses..................  43,585   29,331  21,707  14,484   9,514
                                      -------  ------- ------- ------- -------
 Operating income (loss).............    (934)   4,768   5,182   2,929     843
 Other income, net...................     934    1,264     748     162      96
                                      -------  ------- ------- ------- -------
 Income before income taxes..........     --     6,032   5,930   3,091     939
 Provision for income taxes..........     --     2,230   2,375   1,149     100
                                      -------  ------- ------- ------- -------
 Net income.......................... $   --   $ 3,802 $ 3,555 $ 1,942 $   839
                                      =======  ======= ======= ======= =======
 Net income per share................ $   --   $  0.45 $  0.45 $  0.30 $  0.15
                                      =======  ======= ======= ======= =======
 Weighted average shares outstanding.   7,915    8,480   7,833   6,450   5,824
                                      =======  ======= ======= ======= =======
                                                   DECEMBER 31,
                                      ----------------------------------------
                                       1996     1995    1994    1993    1992
                                      -------  ------- ------- ------- -------
                                                  (in thousands)
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents........... $10,587  $ 9,304 $12,375 $ 4,381  $4,120
 Working capital.....................  23,198   24,968  28,815   7,689   6,810
 Total assets........................  36,683   33,461  36,144  12,208   9,489
 Long-term debt......................     --       --      --      --      --
 Total shareholders' equity..........  31,130   29,849  32,473   9,869   7,465

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below, under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company develops, markets and supports software utilities that improve the manageability and enhance the performance of remote access computing for users who routinely work offline and periodically dial in to enterprise information systems to exchange or synchronize information. The Company was incorporated in 1986 and began shipping its first product, RemoteWare for OS/2, in 1989. In 1995, the Company began to develop RemoteWare for NT and introduced its first such product, RemoteWare 3.0, in March 1996. In September 1996, the Company released RemoteWare 3.1, and is currently investing a majority of its software development resources to develop RemoteWare 3.2.

  The Company's revenues are derived from software license fees and services related to its RemoteWare products. All of the Company's software license fees currently result from noncancelable license agreements, including agreements obtained directly by the Company and agreements obtained through Solution Providers. Historically, services revenues have been derived substantially from the Company's RemoteCare Assurance Plan ("RCAP") program, which bundles software maintenance and help desk support for customers and Solution Providers. In December 1996, the Company began offering separate plans for software maintenance and help desk support. The Company's future financial performance will depend in large part on the continued market acceptance of its RemoteWare software and services, as well as the Company's ability to adapt and modify this software to meet the evolving needs of its customers. See "Risk Factors--Product Concentration."

  The Company's revenues are largely dependent on software license fees, which are difficult to predict. Historically, the Company has operated with virtually no order backlog because its software products are shipped as orders are received. Moreover, the Company has often recognized a substantial portion of its software license fees in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. Additionally, the Company has experienced, and may continue to experience, significant seasonality in its business and the Company's results of operations may be affected by such trends in the future. See "--Quarterly Discussion" and "Risk Factors--Fluctuations in Quarterly Operating Results; Seasonality."

  License fees from the RemoteWare for NT products accounted for 17% and 41% of total license fees in the third and fourth quarters of 1996, respectively. The Company believes that Microsoft's Windows NT environment is emerging as the predominant enterprise computing platform, and that its RemoteWare for NT products will be applicable to a broader range of customers than its RemoteWare for OS/2 products. While the Company intends to continue to offer and support its RemoteWare for OS/2 products, the Company anticipates that sales of the RemoteWare for NT products will constitute an increasing proportion of total license fees. Because a significant portion of the Company's installed base is composed of customers (including those who license RemoteWare through Solution Providers) of the RemoteWare for OS/2 products, the software maintenance revenue that may be received from those customers in the future will depend in large part on the Company's ability to introduce updates to or migration paths for its OS/2 products that encourage these customers to participate in the Company's software maintenance program. See "Risk Factors--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

  The Company relies primarily on its direct sales force to qualify and sell to prospective customers. The Company also has a network of Solution Providers who provide remarketing and/or integration services to RemoteWare customers. During the second half of 1996, the Company began modifying its Solution Provider channel model to place greater emphasis on Solution Providers who offer substantial RemoteWare integration services. These and other program changes that became effective January 1, 1997 have resulted in fewer Solution Providers that are authorized to remarket RemoteWare and remarketing discount rates that range from 20% to 30%, compared to 30% to 40% in prior years. As a result, the Company expects that license fees generated from Solution Providers as a percentage of total license fees will decrease. See "Risk Factors--Risks Associated with Expanding Distribution; Impact of Changes in Solution Provider Program."

  In accordance with generally accepted accounting principles, the Company capitalizes certain costs incurred in developing computer software products. Capitalized software development costs were $786,000, $319,000 and $2.1 million in 1994, 1995 and 1996, respectively. Capitalized software costs increased in 1996 primarily due to the development of RemoteWare for NT.

  The Company is currently investing significant product development resources in developing its intranet system management family of products, which the Company currently anticipates will consist of several products that are being derived from RemoteWare and that are being targeted at companies implementing corporate intranets. These products are planned for release throughout 1997, beginning with the first product in the second quarter. The Company believes that the market for intranet system management products in general, and for the its planned products in particular, is highly uncertain and the development of these new products is subject to significant technical risks. As a result, the Company does not anticipate that the software license fees generated from its intranet system management products in 1997 will be material compared to its total revenues. Furthermore, there can be no assurance that any customer confusion over the similar capabilities of its intranet system management and RemoteWare products will not result in price erosion or reduced sales of the RemoteWare products. See "Risk Factors--Risks Associated with the Development and Introduction of Intranet System Management Products; Impact on RemoteWare Market."

  In the fourth quarter of 1996, the Company purchased the WorldLink product line from The NetPlex Group, Inc. for approximately $3.0 million in cash. The purchase price of the WorldLink technology was allocated to goodwill as of the acquisition date and written off as a nonrecurring charge in the fourth quarter due to uncertainties regarding its recoverability. In January 1997, the Company acquired all of the outstanding shares of Electronic Commerce, Inc. ("E-Comm"), a systems integration company that had been one of the Company's Solution Providers, for stock and cash valued at approximately $2.7 million. As a result of the E-Comm acquisition, the Company anticipates that revenues from the Company's systems integration business will increase as a percentage of services revenues in 1997, and that costs of services will increase as a percentage of services revenues. See "Risk Factors--Fluctuations in Quarterly Operating Results; Seasonality."

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of total revenues of the line items in the Company's Consolidated Statements of Operations and the percentage changes from the preceding periods:

                                      PERCENTAGE OF
                                      TOTAL REVENUES       YEAR-TO-YEAR CHANGES
                                      ----------------  ---------------------------
                                      1994  1995  1996  1995 VS. 1994 1996 VS. 1995
                                      ----  ----  ----  ------------- -------------
Revenues:
 Software license fees...............  80%   75%   72%        20%           20 %
 Services............................  20    25    28         55            41
                                      ---   ---   ---        ---          ----
  Total revenues..................... 100   100   100         27            25
                                      ---   ---   ---        ---          ----
Costs and expenses:
 Costs of license fees...............   4     5     5         48             9
 Costs of services...................   7     7     9         31            63
 Sales and marketing.................  43    43    51         25            49
 Product development.................   9    15    15        116            26
 General and administrative..........  18    16    14         18            12
 Nonrecurring charges................  --    --     8         --            --
                                      ---   ---   ---        ---          ----
  Total costs and expenses...........  81    86   102         35            49
                                      ---   ---   ---        ---          ----
Operating income (loss)..............  19    14    (2)        (8)         (120)
Other income, net....................   3     4     2         69           (26)
                                      ---   ---   ---        ---          ----
Income before income taxes...........  22    18    --          2          (100)
Provision for income taxes...........   9     7    --         (6)         (100)
                                      ---   ---   ---        ---          ----
Net income...........................  13%   11%   --%         7%         (100)%
                                      ===   ===   ===        ===          ====

 Revenues

  Total revenues were $26.9 million, $34.1 million and $42.7 million in 1994, 1995 and 1996, respectively, representing increases of 27% from 1994 to 1995 and 25% from 1995 to 1996. These increases in total revenues were due to increases in both license fees and service revenues.

  The Company recognizes revenue in accordance with the Statement of Position 91-1 on "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants. Software license fees are recognized when a noncancelable license agreement has been signed, the product has been shipped and all significant contractual obligations have been satisfied. The Company licenses its products directly to licensees and through Solution Providers. All licensees, whether licensed directly or through Solution Providers, are referred to throughout this Prospectus as the Company's customers. Software licensed to a customer through a Solution Provider is recognized net of the discount to the Solution Provider. Services revenues are primarily derived from the RCAP program, which includes help desk support and maintenance for customers and Solution Providers, and to a lesser extent from training and systems integration services. Revenues from the RCAP program are recognized proportionately over the term of the 12-month agreement, while revenues for training and systems integration services are recognized as services are performed. Starting in December 1996, the Company began offering separate plans for software maintenance and help desk support to all new customers and to existing customers as their RCAP agreements expired. Software maintenance revenues under these new agreements will be recognized over their 12-month terms.

  Software license fees. The Company currently derives all of its software license fees from noncancelable license agreements for its RemoteWare products. Software license fees were $21.4 million, $25.6 million and $30.7 million in 1994, 1995 and 1996, respectively, representing increases of 20% from 1994 to 1995 and from 1995 to 1996. The increases in software license fees reflect increased market acceptance by new customers and additional sales to the Company's installed base. Software license fees as a percentage of total revenues were 80%, 75% and 72% in 1994, 1995 and 1996, respectively, reflecting the effect of the growth of services revenues associated with the Company's larger installed base and the high rate of participation of RemoteWare customers in the RCAP program.

  In March 1996, the Company released its first version of RemoteWare for NT, and the most recent version was released in September 1996. Software license fees from the RemoteWare for NT products accounted for 17% and 41% of total software license fees in the third and fourth quarters of 1996, respectively. The Company believes that Microsoft's Windows NT environment is emerging as the predominant enterprise computing platform, and that its RemoteWare for NT products will be applicable to a broader range of customers than its RemoteWare for OS/2 products. While the Company intends to continue to offer and support its RemoteWare for OS/2 products, the Company anticipates that sales of the RemoteWare for NT products will constitute an increasing proportion of total software license fees.

  Software license fees from new customers were $11.6 million, $11.1 million and $13.3 million in 1994, 1995 and 1996, respectively, representing 54%, 43% and 43% of total software license fees in those years, respectively. The decline in the percentage of software license fees from new customers is related to the growth of the Company's installed base and the additional software purchased by this installed base of customers. The Company added 247, 301 and 296 new customers in 1994, 1995 and 1996, respectively. The average revenues received by the Company from initial RemoteWare purchases by these new customers was $46,000, $36,000 and $45,000 during the same three years. Average revenues received by the Company from initial purchases vary as a function of the number of clients and servers included in the sale, whether the sale was direct or through a Solution Provider, and the specific products and options licensed.

  Software license fees from existing customers were $9.8 million, $14.5 million and $17.4 million in 1994, 1995 and 1996, respectively, representing 46%, 57% and 57% of total software license fees in those years, respectively. Software license fees from existing customers increased 48% from 1994 to 1995 and 20% from 1995 to 1996. Existing customers that purchase additional RemoteWare products do so to complete deployment of an initial pilot or limited production implementation and to extend RemoteWare to additional clients and projects within the enterprise. The vast majority of the Company's existing installed base is composed of customers who purchased RemoteWare for OS/2. See "Risk Factors--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

  Software license fees generated by Solution Providers represented 40%, 48% and 38% of total software license fees in 1994, 1995 and 1996, respectively. During the second half of 1996, the Company implemented changes to its Solution Provider channel to place greater emphasis on Solution Providers who offer substantial RemoteWare integration services. These changes, and additional program changes that became effective January 1, 1997, have resulted in fewer Solution Providers authorized to remarket RemoteWare and remarketing discount rates that range from 20% to 30%, compared to 30% to 40% in prior years. As a result, the Company expects that software license fees generated from Solution Providers as a percentage of total software license fees will decrease. See "Business--Sales and Marketing" and "Risk Factors-- Risks Associated with Expanding Distribution; Impact of Changes in Solution Provider Program."

  The Company is currently investing significant product development resources in developing its intranet system management family of products, which the Company currently anticipates will consist of several products that are being derived from RemoteWare and are being targeted at companies implementing corporate intranets. The Company currently plans to release the first of such products, SessionXpress Basic, in the second quarter of 1997 and currently plans to release the other intranet system management products at various times throughout 1997. The Company believes that the market for intranet system management products in general, and the market for its planned product line in particular, is highly uncertain. Furthermore, the development of these new products is subject to significant technical risks. As a result, the Company does not anticipate that the software license fees generated from its intranet system management products in 1997 will be material compared to its total revenues. See "Risk Factors--Risks Associated with the Development and Introduction of Intranet System Management Products; Impact on RemoteWare Market."

  Services. Services revenues have historically been derived substantially from the Company's RCAP program, which bundles help desk support and software maintenance for customers and Solution Providers. Services revenues were $5.5 million, $8.5 million and $11.9 million for 1994, 1995 and 1996, respectively, representing increases of 55% from 1994 to 1995 and 41% from 1995 to 1996. The percentage of total revenues derived from services increased from 20% in 1994 to 25% in 1995 and to 28% in 1996. The growth in services revenues, and the relative significance of such revenues to total revenues, is primarily due to the Company's growing customer base and their significant rate of participation in the RCAP program. Because a significant portion of the Company's installed base is composed of customers of the RemoteWare for OS/2 products, the software maintenance revenue that may be received from those customers in the future will depend in large part on the Company's ability to introduce updates to or migration paths for its OS/2 products that encourage these customers to continue their participation in the Company's software maintenance program. There can be no assurance that such services revenues will not decline in the future. See "Risk Factors--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

  Services revenues also include field engineering and systems integration services that are focused on selected RemoteWare customer implementations and that facilitate Solution Provider development, certification and quality assurance. The revenue generated from these activities totaled $152,000, $343,000 and $438,000 in 1994, 1995 and 1996, respectively. In January 1997, the Company acquired Electronic Commerce, Inc., a 14-person privately owned systems integration company to provide project management and systems expertise. Consequently, the Company anticipates that its revenues from systems integration services will increase as a percentage of services revenues in 1997, and that costs of services will increase as a percentage of services revenues. See Note 7 of Notes to Consolidated Financial Statements.

 Costs and Expenses

  Costs of license fees. Costs of license fees consist of amortization of capitalized software development costs, packaging and documentation materials, royalties and personnel costs for shipping. Costs of license fees were $1.2 million, $1.8 million and $2.0 million in 1994, 1995 and 1996, respectively, representing 6%, 7% and 6% of software license fees for those years, respectively. The increases reflect the higher volume of products shipped in each year, as well as increased amortization of capitalized software development costs in 1996 associated with the development of RemoteWare for NT. As a result of the higher level of capitalization of software development costs in 1996, the Company anticipates an increase in amortization of capitalized software development costs in 1997. This increase in amortization may increase costs of license fees as a percentage of software license fees.

  Costs of services. Costs of services consist primarily of personnel costs for field services, customer support and training. In addition, a portion of packaging and documentation materials and personnel costs for shipping are allocated to costs of services for upgrades and enhancements shipped to customers participating in the maintenance program. Costs of services were $1.8 million, $2.3 million and $3.8 million in 1994, 1995 and 1996, respectively, representing 33%, 28% and 32% of service revenues in those years, respectively. These increases were primarily due to increased personnel costs for field engineers, systems integration personnel and trainers. The Company believes that costs of services will continue to increase as a percentage of service revenues as a result of the Company's planned expansion of its systems integration business.

  Sales and marketing. Sales and marketing expenses consist primarily of salaries and commissions of direct sales and marketing personnel and marketing program costs. These expenses were $11.6 million, $14.5 million and $21.6 million in 1994, 1995 and 1996, respectively, representing 43%, 43% and 51% of total revenues in those years, respectively. The increase in sales and marketing expenses, in absolute dollars and as a percentage of total revenues, in 1996 was due primarily to a new advertising campaign initiated in 1996, personnel additions and investments in Europe. Advertising expenses were $707,000, $194,000 and $2.0 million in 1994, 1995 and 1996, respectively. The Company expects that sales and marketing expenses will increase in dollar amount in 1997, but may decrease as a percentage of total revenues.

  Product development. The table below summarizes product development expenditures:

                                                      YEAR ENDED DECEMBER
                                                              31,
                                                      1994     1995     1996
                                                     ------   ------   -------
                                                        (in thousands)
   Product development expenditures................. $3,163   $5,447   $ 8,559
   Less: capitalized software development costs.....   (786)    (319)   (2,108)
                                                     ------   ------   -------
   Net product development expenses................. $2,377   $5,128   $ 6,451
                                                     ======   ======   =======
  As a percentage of total revenues:
   Product development expenditures.................     12 %     16 %      20 %
   Less: capitalized software development costs.....     (3)%     (1)%      (5)%
                                                     ------   ------   -------
   Net product development expenses.................      9 %     15 %      15 %
                                                     ======   ======   =======
  Capitalized product development rate..............     25 %      6 %      25 %
                                                     ======   ======   =======

  Most product development costs are personnel related. Product development expenditures (expenses plus capitalized software development costs) were $3.2 million, $5.4 million and $8.6 million in 1994, 1995 and 1996, respectively, representing increases of 72% from 1994 to 1995 and 57% from 1995 to 1996. These increases were primarily due to additional personnel costs (including outside contractor costs) for development of RemoteWare for NT.

  In accordance with Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", the Company capitalizes certain costs incurred in developing computer software products. These rules require capitalization of certain product development expenditures from the time technological feasibility is established for a new product or significant enhancement of an existing product until it is generally available for all customers. The Company defines technological feasibility as the release of product to selected customers for beta testing. Thus, capitalization levels each year depend on product development cycles. The Company amortizes capitalized software development costs on a product-by-product basis over periods not exceeding three years, with such amortization included in costs of license fees.

  Capitalized software development costs were $786,000, $319,000 and $2.1 million in 1994, 1995 and 1996, respectively. Capitalized software development costs in 1994 related to RemoteWare for OS/2. The substantial majority of the capitalized software development costs in 1995 and 1996 related to the development of RemoteWare for NT.

  General and administrative. General and administrative expenses consist primarily of personnel costs for general management, finance and administration, information systems and human resources. General and administrative expenses were $4.7 million, $5.5 million and $6.2 million in 1994, 1995 and 1996, respectively, representing increases of 18% from 1994 to 1995 and 12% from 1995 to 1996. General and administrative expenses as a percentage of revenues were 18%, 16% and 14% in 1994, 1995 and 1996, respectively. The Company expects that general and administrative expenses will increase in absolute dollars, but may fluctuate as a percentage of revenues.

  Nonrecurring charges. In November 1996, the Company purchased the WorldLink product line from The NetPlex Group, Inc. for approximately $3.0 million in cash. The purchase price of the WorldLink technology was allocated to goodwill as of the acquisition date and written off as a nonrecurring charge in the fourth quarter due to uncertainties regarding its recoverability. In addition, the Company recorded nonrecurring charges of $459,000 primarily representing severance and hiring costs associated with certain key employees. See Note 6 to the Consolidated Financial Statements.

Provision for Income Taxes

  The effective tax rate was 40%, 37% and 0% in 1994, 1995 and 1996, respectively. The 1994 rate exceeded the statutory rate primarily due to losses in the Company's U.K. operations. Such losses will not provide a tax benefit until those operations are profitable. The 1995 tax rate declined as a result of increases in tax-exempt interest income and research and development tax credits and a decrease in losses from the U.K. operation. Since the Company reported no taxable income in 1996, no provision was made for income taxes in 1996.

QUARTERLY RESULTS

  The following tables set forth consolidated statement of operations data for each of the eight quarters beginning January 1, 1995 and ending December 31, 1996, and the percentage of the Company's total revenues represented by each item. This information has been derived from unaudited consolidated quarterly financial statements of the Company, which include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the information when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                      THREE MONTHS ENDED
                            --------------------------------------------------------------------------
                            MAR. 31, JUN. 30, SEP. 30, DEC. 31, MAR. 31, JUN. 30,  SEP. 30,   DEC. 31,
                              1995     1995     1995     1995     1996     1996      1996       1996
                            -------- -------- -------- -------- -------- --------  --------   --------
                                             (in thousands, except per share data)
CONSOLIDATED STATEMENTS OF
OPERATIONS:
Revenues:
 Software license fees....   $6,851   $7,002   $4,918   $6,841   $6,931  $ 7,381   $ 6,133    $10,258
 Services.................    1,822    2,037    2,195    2,433    2,519    2,745     3,227      3,457
                             ------   ------   ------   ------   ------  -------   -------    -------
  Total revenues..........    8,673    9,039    7,113    9,274    9,450   10,126     9,360     13,715
                             ------   ------   ------   ------   ------  -------   -------    -------
Costs and expenses:
 Costs of license fees....      484      440      417      476      477      524       387        598
 Costs of services........      591      529      581      638      731      856       938      1,281
 Sales and marketing......    3,501    3,759    3,281    3,959    4,368    5,471     5,384      6,405
 Product development......    1,189    1,315    1,251    1,373    1,341    1,561     1,500      2,049
 General and
  administrative..........    1,369    1,562    1,200    1,416    1,489    1,393     1,506      1,830
 Nonrecurring charges.....      --       --       --       --       --       --        384      3,112
                             ------   ------   ------   ------   ------  -------   -------    -------
  Total costs and
   expenses...............    7,134    7,605    6,730    7,862    8,406    9,805    10,099     15,275
                             ------   ------   ------   ------   ------  -------   -------    -------
Operating income (loss)...    1,539    1,434      383    1,412    1,044      321      (739)    (1,560)
Other income, net.........      304      334      330      296      288      265       204        177
                             ------   ------   ------   ------   ------  -------   -------    -------
Income (loss) before
 income taxes.............    1,843    1,768      713    1,708    1,332      586      (535)    (1,383)
Provision for (benefit
 from) income taxes.......      715      654      264      597      466      223      (160)      (529)
                             ------   ------   ------   ------   ------  -------   -------    -------
Net income (loss).........   $1,128   $1,114   $  449   $1,111   $  866  $   363   $  (375)   $  (854)
                             ======   ======   ======   ======   ======  =======   =======    =======
Net income (loss) per
 share....................   $ 0.13   $ 0.13   $ 0.05   $ 0.14   $ 0.11  $  0.05   $ (0.05)   $ (0.12)
                             ======   ======   ======   ======   ======  =======   =======    =======
Weighted average shares
 outstanding..............    8,624    8,602    8,502    8,160    7,852    7,883     7,238      7,345
                             ======   ======   ======   ======   ======  =======   =======    =======
                                                      THREE MONTHS ENDED
                            --------------------------------------------------------------------------
                            MAR. 31, JUN. 30, SEP. 30, DEC. 31, MAR. 31, JUN. 30,  SEP. 30,   DEC. 31,
                              1995     1995     1995     1995     1996     1996      1996       1996
                            -------- -------- -------- -------- -------- --------  --------   --------
PERCENTAGE OF TOTAL
 REVENUES:
Revenues:
 Software license fees....       79%      77%      69%      74%      73%      73%       66 %       75 %
 Services.................       21       23       31       26       27       27        34         25
                             ------   ------   ------   ------   ------  -------   -------    -------
 Total revenues...........      100%     100%     100%     100%     100%     100%      100 %      100 %
Costs and expenses:
 Costs of license fees....        5        5        6        5        5        5         4          4
 Costs of services........        7        6        8        7        8        9        10          9
 Sales and marketing......       40       42       46       43       46       54        58         47
 Product development......       14       14       18       15       14       15        16         15
 General and
  administrative..........       16       17       17       15       16       14        16         13
 Nonrecurring charges.....       --       --       --       --       --       --         4         23
                             ------   ------   ------   ------   ------  -------   -------    -------
  Total costs and
   expenses...............       82       84       95       85       89       97       108        111
                             ------   ------   ------   ------   ------  -------   -------    -------
Operating income (loss)...       18       16        5       15       11        3        (8)       (11)
Other income, net.........        3        3        5        3        3        3         2          1
                             ------   ------   ------   ------   ------  -------   -------    -------
Income (loss) before
 income taxes.............       21       19       10       18       14        6        (6)       (10)
Provision for (benefit
 from) income taxes.......        8        7        4        6        5        2        (2)        (4)
                             ------   ------   ------   ------   ------  -------   -------    -------
Net income (loss).........       13%      12%       6%      12%       9%       4%       (4)%       (6)%
                             ======   ======   ======   ======   ======  =======   =======    =======

QUARTERLY DISCUSSION

  License fees in the first half of 1995 increased 34% compared to the first half of 1994 and 6% in the second half of 1995 compared to the same period in 1994. The slower growth rate experienced in the second half of 1995 continued through the first half of 1996, with license fees increasing only 3% compared to the first half of 1995. The Company believes that this 12-month period of lower growth rates partly reflects purchasing delays of networking and remote access systems as corporate information system departments evaluated the applicability of internet technology to enterprise information systems and purchasing delays as potential customers considered the Company's RemoteWare for NT products, which were initially released in March 1996.

  The Company has experienced, and may continue to experience, significant seasonality in its business and the Company's results of operations may be affected by such trends in the future. In previous years, the Company has experienced a significant decline in revenues, and correspondingly, net income, in the quarter ended September 30 compared to the quarter ended June
30. Revenues may be lower in the summer months when many businesses defer purchase decisions. In addition, the September 30 quarter is the first quarter of the Company's annual quota-based sales compensation plan and may be affected by the efforts of direct sales representatives to accelerate prospects' buying decisions into the quarter ended June 30, which is the final quarter of their preceding annual plan. In addition, revenues have in the past been relatively flat from the quarter ended December 31 to the quarter ended March 31 primarily as a result of customers' year-end purchasing patterns.

  The Company has experienced and expects to continue to experience significant fluctuations in quarterly operating results that may be caused by many factors including, among others, the number, timing and significance of product enhancements and new product announcements by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the length of the Company's sales cycle, market acceptance of and demand for the Company's products, the growth rate of the market for remote access products, the mix of the Company's products sold, the mix between revenues generated from software license fees and services, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, renewal rates for service agreements, software defects and other product quality problems, the Company's ability to attract and retain key personnel, the extent of international sales, changes in the level of costs and expenses, trends in the computer industry, general economic conditions, extraordinary events such as acquisitions or litigation and the occurrence of unexpected events. Historically, the Company's software support and maintenance revenues have accounted for a significant portion of the Company's total revenues. However, there can be no assurance that such rates will not decline in the future.

  The Company's revenues are largely dependent on software license fees, which are difficult to predict. Historically, the Company has operated with virtually no order backlog because its software products are shipped as orders are received. Moreover, the Company has in the past recognized and expects to continue to recognize a substantial portion of its software license fee revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of a quarter. As a result, software license fee revenues in any quarter are dependent on orders booked and shipped in that quarter, and the revenues for any quarter may not be predictable until the end of the quarter.

  Sales of the Company's software products generally involve a significant commitment of management attention and resources by prospective customers. Accordingly, the Company's sales process is often lengthy and subject to delays associated with the long approval process that accompanies significant customer initiatives or capital expenditures. The Company's sales cycle, from initial trial to complete installation, varies substantially from customer to customer as a result of the foregoing factors. Because the Company's staffing and operating expenses are based on anticipated revenue levels and a high percentage of the Company's costs are fixed in the short term, small variations between anticipated order dates and actual order dates, as well as nonrecurring or unanticipated large orders, can cause significant variations in the Company's operating results from quarter to quarter. In addition, the Company's expenditures for product development are treated differently under applicable accounting standards depending upon the stage of product development. Certain of the Company's development expenditures may be expensed as incurred, while others are capitalized subject to amortization over the expected useful lives of the products, causing significant variations in the Company's operating results. For example, capitalized software development costs increased significantly in 1996 as a result of reaching technological feasibility for RemoteWare for NT. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  Due to all of the foregoing factors, it is likely that in some future quarter or quarters the Company's operating results may be below the expectations of securities analysts and investors. The Company has previously failed to meet the expectations of securities analysts and investors, and there can be no assurance that the Company will meet such expectations in the future. Failure of the Company to meet such expectations would have a material adverse effect on the price of the Company's Common Stock. See "Risk Factors-- Fluctuations in Quarterly Operating Results; Seasonality" and "--Volatility of Stock Price."

LIQUIDITY AND CAPITAL RESOURCES

  Since 1994, the Company has financed its operations primarily through the public sale of its Common Stock in its initial public offering, and through cash generated from operations. At December 31, 1996, the Company had $10.6 million in cash and cash equivalents, $23.2 million in working capital and no debt.

  Net cash provided by operating activities was $3.5 million, $4.9 million, and $1.6 million in 1994, 1995, and 1996, respectively. In 1994 and 1995, net cash provided by operating activities consisted primarily of net income plus depreciation and amortization, offset primarily by increases in trade receivables. In 1996, net cash provided by operating activities resulted primarily from depreciation and amortization, the write-off of the WorldLink product line, and an increase in liabilities, offset primarily by an increase in trade receivables.

  Net cash used in investing activities was $14.0 million, $1.9 million, and $1.4 million in 1994, 1995 and 1996, respectively. In 1994, net cash used in investing activities resulted primarily from the purchase of short-term investments, fixed asset additions, and capitalized software development costs. In 1995, the net cash used in investing activities resulted primarily from the fixed asset additions offset by a decrease in short-term investments. In 1996, net cash used in investing activities resulted primarily from the purchase of the WorldLink product line from The NetPlex Group, Inc., fixed asset additions, and capitalized software development costs, offset by a decrease in short-term investments. The Company expects that its capital expenditures, primarily for computer workstations and file servers, will remain approximately the same or increase as the Company's employee base grows.

  Net cash provided by financing activities was $18.9 million and $1.1 million in 1994 and 1996, respectively. Net cash used in financing activities in 1995 was $6.4 million. Net cash provided by financing activities in 1994 consisted primarily of net proceeds from issuance of common stock and in 1996 consisted of the proceeds from, and income tax benefits associated with, the exercise of stock options. Net cash used in financing activities in 1995 resulted primarily from the Company's purchase of treasury stock.

  To date, the Company has not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. Management expects that, in the future, cash in excess of current requirements, if any, will be invested in investment grade, interest-bearing securities. The Company's principal commitments consist primarily of leases on its headquarters facilities. See Note 4 of Notes to Consolidated Financial Statements.

  The Company believes that the net proceeds from the sale of Common Stock offered by the Company hereby, together with its current cash balances and cash flows from operations will be sufficient to meet its working capital and capital expenditure requirements through 1997. There can be no assurance that, in the event additional financing is required, the Company will be able to raise such additional financing on acceptable terms or at all.

                                   BUSINESS

  XcelleNet develops, markets and supports software utilities that improve the manageability and enhance the performance of remote access computing for users who routinely work offline and periodically dial in to enterprise systems to exchange or synchronize information. These intermittently connected users have traditionally included field sales and service workers and remote users in branch offices or retail locations. The number of these users has grown significantly as the ability to quickly and easily share information throughout the enterprise has become a key asset. Increasingly, these users may also include a broader constituency of both internal and external users who access corporate intranets.

  The Company's products make many popular messaging, groupware, database and web-based applications work more effectively for remote users who routinely work offline and connect intermittently. The foundation of the Company's products is its Queued Event Architecture ("QEA") and its session automation technology. QEA's three-tier, client/agent/server design facilitates the automated staging of various types of user- and system-initiated events that are executed whenever communication sessions occur. Session automation technology provides secure, fast and reliable file transfers and advanced session scripting to control which tasks occur before, during and after a communication session. Session scripting and automation hide many of the technical complexities of remote access computing from the user and provide scheduling capabilities for the system administrator. The Company believes that its products can reduce its customers' operating and support costs by increasing user productivity and improving system management for many remote users whose corporate information needs are not adequately addressed by existing mainframe, client/server and internet technologies.

  The Company's original RemoteWare product family was introduced in 1989. The first generation of RemoteWare products was developed to operate on the OS/2 server platform and was marketed to corporations designing customized solutions for remote sites and users. From its introduction, RemoteWare was designed to provide a scalable, secure and user-friendly environment for the remote site automation of business processes such as sales order entry, inventory query, field activity reporting and catalog delivery. Consequently, the Company's early marketing efforts were focused on industries with large numbers of remote sites engaged in these activities. As of December 31, 1996, the Company had licensed, directly or through its Solution Providers, RemoteWare for the IBM OS/2 platform ("RemoteWare for OS/2") to approximately 1,300 organizations supporting approximately 470,000 users.

  In 1995, the Company recognized the growing popularity of Windows NT as an enterprise computing platform and the increased deployment of third-party and customized applications based on industry standards. As a result, in early 1995 XcelleNet began committing significant resources to develop RemoteWare products that (i) operate on Microsoft Windows NT servers and are integrated with Microsoft Back Office products, (ii) embrace widely used Microsoft standards, such as MAPI, ODBC and ActiveX, (iii) support popular products with large installed bases of remote users such as IBM's Lotus Notes and Sybase's SQL AnyWhere, and (iv) support internet standards and browser and server offerings from Microsoft and Netscape.

  In March 1996, the Company introduced RemoteWare for the Windows NT platform ("RemoteWare for NT"), which the Company believes will expand the potential market for RemoteWare and the number of its potential marketing partners. Software license fees from RemoteWare for NT products accounted for 17% and 41% of the Company's total software license fees in the third and fourth quarters of 1996, respectively.

  The Company believes that the widespread adoption of internet technologies by organizations with enterprise information networks and the emergence of corporate intranets will create significant opportunities for the Company to expand the applicability of its core technologies. The Company intends to aggressively pursue these opportunities by developing and marketing a new family of intranet system and application management utilities.

INDUSTRY BACKGROUND

  The ability to quickly and easily share information throughout the enterprise has become a key asset in today's increasingly competitive business environment. Accordingly, enterprise information systems have expanded to include not only users who are local to central systems, but also those who are remote. These remote users include branch office workers, mobile professionals and telecommuters, and with the growing deployment of corporate intranets, increasingly may include suppliers, distributors, customers and sales prospects. The need to disseminate information to these remote users, whether by electronic mail or more complex groupware or database applications, is accelerating the deployment of remote access technology.

  The needs of remote users can be classified by the nature of their connection to a central system and the nature of the software applications they use remotely. Connection methods can either be intermittent (e.g., dial-up lines) or continuous (e.g., leased lines). Software applications can be classified as offline or interactive, depending upon the degree of network interaction required between the user and the network while the application is in use.

  Many dial-up users employ remote access software (generally known as "remote node" software) to dial in to a network and function as a slow-speed, interactive LAN user. This software provides transparent access to a network and is a popular solution for interactive applications. Increasingly, many client/server applications, such as electronic mail, workgroup software, and databases, have been designed to allow users to download, review and modify centrally stored data, and to synchronize any changes with the central data at a later time. These applications are especially valuable for remote users who need to work offline but also need access to the latest corporate information. Such users need remote access utilities that can work over various intermittent connections such as traditional dial-up lines and internet or cellular services. They also need remote access utilities that can support and coordinate multiple applications during a single, highly efficient connection. Finally, they need remote access that is easy to use, secure, fast and reliable.

  Dial-up users also pose a challenge to the system administrator since monitoring and maintaining remote users' hardware, software and data files is inherently difficult if the user is not continuously connected to the enterprise network. As the number of remote dial-up users grows, system administrators need efficient and reliable tools to manage and support them. The Company believes that as the Internet and corporate intranets become popular tools for disseminating corporate information, remote system management for dial-up users will become increasingly important to intranet managers.

THE XCELLENET SOLUTION

  XcelleNet develops, markets and supports software utilities that address the remote user's needs and the system management issues associated with intermittently connected users who routinely work offline. RemoteWare provides advanced system management capabilities and performance enhancements for many popular messaging, groupware, database and web-based applications. For many remote users, RemoteWare can make remote computing easier and more reliable while reducing connect time and increasing the remote user's productivity. RemoteWare also provides remote system management features and is typically marketed to system administrators within large enterprises.

  The following diagram illustrates the target market for the RemoteWare family of products.

GRAPHIC: A set of horizontal and vertical axes is the basis for the graphic. The vertical axis is labelled "Intermittent Connections (e.g., dial-up lines)" on the top and "Continuous Connections (e.g., leased lines,)" on the bottom. The horizontal axis is labelled "Interactive Applications" on the left and "Offline Applications" on the right. Superimposed on the axes is a circle that is located primarily in the "Northeast" quadrant but edges of which fall within the "Northwest" and "Southeast" quadrants.
The word "RemoteWare" is centered in the circle.

  The foundation of the Company's products is its Queued Event Architecture and its session automation technology. QEA's three-tier, client/agent/server design facilitates the automated staging of various types of user- and system-initiated events that are executed whenever communication sessions occur. Automated staging increases remote user efficiency by queuing user-initiated network transactions, thereby allowing the user to work productively offline. Session automation technology provides secure, fast and reliable file transfers and advanced session scripting to control which tasks occur before, during and after a communication session. The combination of QEA and session automation allows the RemoteWare server to "push" applications and various types of content to individual dial-up users based on pre-defined user profiles. Similarly, the RemoteWare client may "pull" content from the server by requesting or subscribing to specified content. The Company's products provide advanced system management capabilities that allow system administrators to manage user sessions, and to deploy user-specific implementations of software and data files based on individual user profiles.

  Remote users sometimes require access to both interactive and offline applications. For these users, RemoteWare can be used in conjunction with remote node software to allow the user to work interactively in an application during a communication session, while RemoteWare concurrently services the offline applications and performs system management tasks in the background.

BUSINESS STRATEGY

  The Company's objective is to become the leading provider of software utilities that improve the manageability and enhance the performance of remote access computing for users who routinely work offline, but periodically need to exchange and synchronize information with enterprise application resources.

  Important features of the Company's strategy are to:

  Enhance Functionality and Extend Applicability of RemoteWare for NT. The Company intends to continue to enhance RemoteWare for NT by including more robust software distribution and asset management capabilities and other features. The Company also intends to pursue opportunities to adapt its system management capabilities to work with other vendors' system management products. The Company plans additional feature and performance improvements that embrace industry standards and support popular messaging, groupware, database and web-based applications. The Company also intends to focus its RemoteWare development and marketing efforts on complementing and enhancing third-party products that are designed for offline use and have large and growing installed bases, such as Lotus Notes, SQL AnyWhere and Vantive On-the-Go. Specifically, the Company has recently introduced products to improve the replication efficiency of Lotus Notes for remote users. To further extend the applicability of RemoteWare, the Company plans to pursue technology alliances and OEM relationships with vendors of complementary hardware and software products.

  Leverage Microsoft Technologies. The Company believes that Microsoft's Windows NT environment is emerging as the predominant enterprise computing platform. By leveraging Microsoft's enterprise platform, the Company believes that its RemoteWare for NT products will be applicable to a broader range of customers than its OS/2-based products. The Company intends to expand its support for Microsoft technologies, including further integration with Microsoft Back Office products such as Exchange Server, and to leverage the Microsoft Solution Provider channel for complementary sales and support services.

  Pursue Intranet System Management Opportunities. As corporate intranets are increasingly used to disseminate information and software to remote users, the Company is seeking to leverage its core technologies to address intranet system management. The Company intends to aggressively pursue these opportunities by developing and marketing a new family of intranet system management and application enhancement utilities. This line of products, which is currently under development, is being designed to support internet standards and browser and server offerings from Microsoft and Netscape, and is derived from RemoteWare's QEA and session automation technology. A trial version of SessionXpress Basic, the first of these products, was released on the Company's web site in February 1997.

  Expand Distribution and Marketing Channels. The Company relies on its direct sales force as its primary distribution channel and intends to increase the number of its direct sales personnel in the future. In addition, the Company is developing new distribution and marketing channels for its RemoteWare product family and its intranet system management product line. These new channels will include a telesales function, indirect sales through OEM and bundling arrangements, and web-based marketing. The Company's objectives for these new channels are to facilitate product trials, generate qualified leads, and generally increase market awareness and sales of the Company's products.

PRODUCTS

  The Company's products improve the manageability and enhance the performance of remote access computing for users who routinely work offline and periodically dial in to enterprise systems to exchange or synchronize information.

  The foundation of the Company's products is its Queued Event Architecture and its session automation technology. QEA's three-tier, client/agent/server design facilitates the automated staging of various types of user- and system-initiated events that are executed whenever communications sessions occur. Automated staging increases remote user efficiency by queuing user-initiated network transactions, thereby allowing the user to work productively offline. These events may include database transactions (such as the entry of sales orders), the sending and receiving of electronic mail, the replication of Lotus Notes databases or the request for web pages to be viewed offline. Similarly, system-initiated transactions tailored to each remote user are queued at the central site server. These events typically include software upgrades and updates to standard corporate data such as product catalogs, price lists, sales reports and administrative manuals. Whenever a connection takes place, whether initiated by the user or the system, the events queued at the user site and the events queued at the central site are executed automatically.

  The Company's session automation technology provides secure, fast, and reliable file transfers and advanced session scripting to control which tasks occur before, during and after communication sessions. XcelleNet's products can reduce online connection time by performing pre-connection processing, using compression algorithms and employing automated checkpoint restart and recovery to avoid duplicate processing when a session is terminated prematurely.

  The combination of QEA and session automation allows the RemoteWare server to "push" applications and various types of content to individual dial-up users based on pre-defined user profiles. Similarly, the RemoteWare client may "pull" content from the server by requesting or subscribing to specified content.

 RemoteWare Products

  In 1989, XcelleNet released its original version of RemoteWare for OS/2. The Company designates its RemoteWare for OS/2 products as the 2.x family and the most recently released version is RemoteWare 2.5. In March 1996, the Company released its first version of RemoteWare for NT, designated as the 3.x family. The most recent version of the 3.x family is RemoteWare 3.1. The Company intends to continue to offer and support its RemoteWare 2.x family, but believes that sales of RemoteWare for NT products will constitute an increasing proportion of the Company's RemoteWare sales. "See Risk Factors-- Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

  RemoteWare consists of two components: the RemoteWare server software installed at the central site and the RemoteWare client software installed on each user's personal computer. The RemoteWare server software provides integrated facilities for:

  . Session automation services providing a variety of flexible scheduling options through advanced session scripting; secure, fast, and reliable file transfers; checkpoint restart and recovery; and compression algorithms.

  . System management services, enabling remote client systems to be managed through electronic software distribution and version management, providing disk and memory monitoring and offering problem logging and reporting capabilities.

  . Communications services, providing support for multiple transports and protocols, such as asynchronous serial communications, TCP/IP, IPX/SPX and NetBios.

  . Messaging services, providing support for Microsoft Messaging API ("MAPI"), which permits MAPI-enabled applications to benefit from the speed and reliability of RemoteWare's session automation services.

  . Subscription and publishing services, enabling RemoteWare Subscriber users to select and automatically receive multiple types of content for offline viewing using "push" and "pull" methods (Extended Client only).

  . User environment management services, allowing administrators to centrally create, manage and distribute password-protected graphical application menus to insulate RemoteWare Workshop users from the complexities of the client operating system (Extended Client only).

  RemoteWare servers support up to 32 simultaneous communication sessions per server and are designed to support clustering of up to five servers. To date, the largest installation of RemoteWare is on an OS/2 system that supports approximately 13,000 licensed clients. The cluster feature for RemoteWare for NT has been made available only to a limited number of customers in RemoteWare
3.1. Because RemoteWare 3.1 was first released commercially in September 1996, many customers licensing this version have not yet fully deployed the product and there may remain undetected errors or compatibility issues in this version. See "Risk Factors--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

  The RemoteWare client provides an easy-to-use interface that simplifies communication sessions with the RemoteWare server and takes advantage of the server's integrated services. Options available as add-ons to extend the functionality of the RemoteWare client are:

  . RemoteWare Extended Client, which includes both RemoteWare Subscriber and Workshop, allowing the client to utilize subscription and publishing services and user environment management services, respectively.

  . RemoteWare Replication Agent for Lotus Notes, which reduces replication time by up to approximately 80% for remote Lotus Notes users through the intelligent preprocessing and compression of records.

  The replication capabilities of RemoteWare can also be purchased as a standalone product, RemoteWare ESSENTIALS for Lotus Notes. This product consists of a limited-function RemoteWare for NT server that performs only Lotus Notes replication and a client component.

PRODUCTS UNDER DEVELOPMENT

  The Company's product development efforts are currently focused on increasing the functionality of RemoteWare for NT and developing its intranet system management product line.

 RemoteWare for NT

  The Company is currently investing significant product development resources to produce RemoteWare 3.2, which is scheduled to be released in the second quarter of 1997. The Company currently plans for this version to include facilities for central management and distribution of web content to RemoteWare users and integration of RemoteWare's messaging services with Microsoft's Exchange Server. There can be no assurance that the Company will not encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of future versions of RemoteWare for NT. Moreover, even if such future versions are developed and introduced, there can be no assurance that they will achieve any significant degree of market acceptance. See "Risk Factors--Dependence upon Product Development; Risks of Technological Change and Evolving Industry Standards" and "--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

 Intranet System Management Product Line

  The Company is currently developing an intranet system management product line, a new family of software utilities being designed to provide a tailored subset of RemoteWare functionality to companies that are implementing intranets. These products are derived from the Company's QEA and session automation technology and will run on Microsoft Windows NT servers. It is anticipated that these products would be sold individually or as a suite to address specific customer needs. One of these planned products, SessionXpress, is being developed to provide efficient "push" and "pull" delivery of content and to include integrated capabilities for remote disk, file and directory management. SessionXpress is expected to be offered in two versions, SessionXpress and SessionXpress Basic, with SessionXpress Basic to have a more limited set of features. A trial version of SessionXpress Basic was released on the Company's web site in February 1997, and commercial availability of SessionXpress Basic is scheduled for the second quarter of 1997.

  Due to the complexity of remote access computing software in general, and the NT operating system and internet standards in particular, and the difficulty in gauging the engineering effort required to develop these planned products, the development of RemoteWare 3.2 and the family of intranet system management products, is subject to significant technical risks. Furthermore, software products as complex as those currently under development by the Company are subject to frequent delays and undetected errors or compatibility issues following their introduction or as new versions are released. There can be no assurance that the Company will not encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of these planned products. Moreover, even if such planned products are developed and introduced, there can be no assurance that there will be a significant market for such products, that RemoteWare 3.2 or the planned intranet system management products will achieve any significant degree of market acceptance, or that the intranet system management products will not result in price erosion or reduced sales of the RemoteWare products. Failure to release these planned products on a timely basis, failure of these planned products, if and when released, to achieve any significant degree of market acceptance, or failure to effectively manage the introduction of the planned intranet system management products without eroding the sales or sales prices of RemoteWare products, would have a material adverse effect upon the Company's business, operating results and financial condition. See "Risk Factors--Dependence upon Product Development; Risks of Technological Change and Evolving Industry Standards," "--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers," and "--Risks Associated with the Development and Introduction of Intranet System Management Product Line; Impact on RemoteWare Market."

SERVICES

  In addition to its product offerings, the Company provides systems integration services, a software maintenance program, help desk support and training programs.

  Through 1996, the Company relied primarily upon Solution Providers to provide application development and systems integration services to RemoteWare customers and prospects. In mid-1996, the Company established its own integration services group to offer a range of consulting and integration services required by large customers. In January 1997, the Company acquired Electronic Commerce, Inc., a 14-person systems integrator that had been one of the Company's Solution Providers. This acquisition significantly expanded the Company's ability to provide integration services directly. The Company intends to focus its integration services on new, large accounts as well as on customers migrating from RemoteWare for OS/2 to RemoteWare for NT.

  The Company offers help desk support and software maintenance together under its RCAP program to customers and Solution Providers. In December 1996, the Company began offering separate plans for software maintenance and help desk support to all new customers and to existing customers as their RCAP agreements expired. Software maintenance offered under a RemoteWare Maintenance Agreement ("RMA") provides an extension of the Company's software warranty and the right to receive upgrades during the 12-month, renewable term of the agreement. A customer's annual fee under RCAP and RMA is based on the cumulative software license fees paid by the customer. Separately, help desk support is available on an annual fee or per-incident fee basis.

PRODUCT DEVELOPMENT

  All of the Company's products have been developed by its internal product development staff, which has from time to time included a number of independent development contractors. The Company's product development staff consisted of 81 full-time employees and nine independent contractors as of December 31, 1996. The Company's total product development expenditures were $3.2 million, $5.4 million and $8.6 million in fiscal 1994, 1995 and 1996, respectively, substantially all of which were attributable to the development of RemoteWare products. Beginning in 1995, the Company substantially increased its product development expenditures in order to develop its RemoteWare for NT products and to increase the functionality of its existing RemoteWare for OS/2 products. In accordance with SFAS 86, the Company capitalizes software development expenditures once a product has established technological feasibility until such time as the resulting software product is available for commercial sale. See "Risk Factors-- Fluctuations in Quarterly Operating Results; Seasonality," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Costs and Expenses" and Note 1 of Notes to Consolidated Financial Statements.

  The market for the Company's products is characterized by rapid change in computer hardware and software technology, evolving industry standards and changing customer requirements, and is highly competitive with respect to timely product innovation. The introduction of competitive products embodying new technologies, the emergence of new industry standards and the acceptance of new communications and data delivery channels, such as the Internet, may render the Company's existing products or underlying technologies obsolete or unmarketable. For example, the Company may be required to change and improve its products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. Announced and unannounced changes or errors in operating and other systems with which the Company's products are used may adversely affect the performance of the Company's products and require the Company to modify its products to compensate for such changes or errors. As a result, the Company's future success will depend in large part upon its ability to enhance its current products and services and develop new products and services that maintain technological leadership, address the increasingly sophisticated needs of customers, keep pace with new competitive product offerings and emerging industry standards, and achieve broad market acceptance. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

  In order to introduce and market new or enhanced products successfully with minimal disruption in customer purchasing patterns, the Company must effectively manage the transition from existing products. Announcements by the Company or its competitors of new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products may cause customers to defer purchases of existing Company products. Furthermore, software products as complex as those offered by the Company may contain undetected errors or compatibility issues following their introduction or as new versions are released, which may result in reduced orders, delays in collecting accounts receivable and additional service costs. The Company has previously experienced delays in software development, including delays in the commercial release of RemoteWare for NT, and has discovered software errors in new products after commercial release. There can be no assurance that the Company will not encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of potential new products or product enhancements. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements and new services on a timely basis that are compatible with industry standards, to respond to technological advances by others and satisfy changing customer requirements, to successfully manage product transitions, and to minimize the impact of errors in new products would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence upon Product Development; Risks of Technological Change and Evolving Industry Standards."

  The Company licenses certain third-party products that are incorporated into the Company's products. These components include database drivers, a scripting engine, a document viewer, a spell checker and X.400 gateway API libraries, some of which perform key functions within the Company's products. In the future, the Company may license or acquire other such products or may acquire products that expand the functionality of the Company's existing or potential future products where the Company considers such an acquisition preferable to developing the functionality internally. If any of these current or future third-party vendors were to terminate their relationship with the Company or to materially increase the cost to the Company for their products, or if a material problem were to arise in connection with any of the software products licensed from them, the Company would be required to license an alternative product from another third party or attempt to internally develop a replacement for the function of the licensed software. The loss of or inability to maintain any of these technology licenses could result in interruptions in the availability of the Company's existing products and delays in the introduction of new products and services until equivalent technology, if available, is identified, licensed or developed, and integrated. There can be no assurance that an alternative source of a suitable product would be available or that the Company would be able to develop an alternative product in sufficient time or at a reasonable cost. The failure of the Company to obtain or develop an alternative product on a timely basis and at a reasonable cost would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence upon Certain Licenses."

PRICING

  The Company generally grants non-exclusive, perpetual licenses for the RemoteWare products at license fees based upon the server and client components licensed. List prices for RemoteWare licenses in North America range from $5,000 to $30,000 for each server, depending on the number of ports and clients supported. List prices for RemoteWare client licenses in North America range from $200 to $550 per seat, depending upon the options selected. Volume pricing discounts are also available for purchases of 100 clients or more. A RemoteWare installation of approximately 300 clients licensed directly by the Company would typically represent license fees ranging from $66,000 to $110,000, depending on the options selected.

  RemoteWare licenses include a six-month warranty period. A customer may obtain software maintenance for a 12-month renewable term through RCAP or RMA, which are generally effective as of the date of the license agreement. For RemoteWare for OS/2 customers only, RCAP and RMAs also provide the right to migrate to a RemoteWare for NT license without incurring additional license fees. The annual cost of a subscription to either RCAP or RMA is 15% of cumulative license fees.

  In 1996, the Company began to offer the RemoteWare Discovery System, which allows customers to evaluate the full RemoteWare product suite for a maximum of 20 clients. The RemoteWare Discovery System is priced at $3,750 for a ten-client system and $3,750 for an additional ten-client pack. The purchase price of the RemoteWare Discovery System can be credited against license fees due for a full production RemoteWare system. No maintenance plan is available for the RemoteWare Discovery System.

  The Company intends to price each of its planned intranet system management products on a per server basis, with separate prices for unlimited and limited concurrent session capacity. The Company intends to price SessionXpress at $4,995 for eight concurrent sessions and at $9,995 for unlimited concurrent sessions. The Company also intends to offer SessionXpress Basic, a version of SessionXpress with a limited set of features, at a lower price.

  The market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from current or future competitors. In addition, annual fees for software support and maintenance have been a material part of the Company's revenues in the past. These agreements are optional for the Company's licensees and there can be no assurance that licensees who are currently parties to RCAP or RMAs will renew those agreements or that new customers will elect to enter into RMAs in the same numbers. See "Risk Factors--Competition" and "--Risks Associated with Development and Introduction of NT Server-based Products; Impact on Installed Base of OS/2 Customers."

SALES AND MARKETING

  The Company's sales and marketing efforts typically target Fortune 1000 companies with large numbers of remote and mobile users as potential customers for the RemoteWare product line. XcelleNet relies primarily on its direct sales force to qualify and sell to prospective customers. The Company also has a network of Solution Providers who provide remarketing and integration services to RemoteWare customers. In addition, XcelleNet has recently created a telesales function to augment its direct sales force. The Company conducts comprehensive targeted marketing programs to generate sales leads, which include advertising, direct mail, public relations, user and partner conferences, seminars, trade shows and telemarketing.

  The Company has established informal marketing relationships with remote access, database and sales force automation vendors, as well as with Microsoft and IBM. These relationships are intended to promote awareness of the Company's products among potential customers and to provide leads for the Company's direct sales force.

  The Company is in the early stages of developing its sales and marketing channels for its planned intranet system management products. The Company is expanding its recently created telesales function and intends to leverage the Web for building market awareness, as well as for selling its planned intranet system management products. The Company also intends to pursue OEM and bundling opportunities with software and hardware vendors. The planned intranet system management product line will also be offered by the Company's direct sales force.

  The Company's direct sales, Solution Provider and telesales sales efforts are described in more detail below.

  The Company's direct sales force is divided into: (i) four regional "area teams" in North America; (ii) a team responsible for Europe, the Middle East and Africa; and (iii) a team responsible for Australia and New Zealand. The Company intends to strengthen its direct selling efforts by increasing its direct sales force in 1997. In 1996, 62% of the Company's software license fee revenues were attributable to sales made by the Company's direct sales force.

  The primary function of Solution Providers is to assist the Company's customers in implementing RemoteWare by providing application development and systems integration services. Certain Solution Providers are authorized to remarket the Company's products in connection with providing their services. The Company is changing its network of Solution Providers in two respects. First, in order to increase the Microsoft support capability of the Company's Solution Provider network, the Company is requiring that all Solution Providers be Windows NT-qualified in order for their agreements with the Company to be renewed. Second, the Company's experience has been that most of the sales produced by the Company's Solution Provider network have been generated by a small number of effective Solution Providers; therefore, the Company is renewing the agreements of only some of its Solution Providers. As a result, the Company expects that license fees generated from Solution Providers as a percentage of total license fees will decrease. There can be no assurance that the Company will be able to attract or retain a sufficient number of NT-qualified Solution Providers to adequately fill the Company's needs. See "Risk Factors--Risks Associated with Expanding Distribution; Impact of Changes in Solution Provider Program."

  The Company's telesales effort focuses on sales of services, including training and integration services, and RemoteWare ESSENTIALS for Lotus Notes. The telesales effort was initiated in January 1997.

  Any failure by the Company to expand its direct sales and telesales force and other distribution channels, or the failure by the Company to increase revenues commensurate with such expansion, would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risks Associated with Expanding Distribution; Impact of Changes in Solution Provider Program."

CUSTOMERS

  As of December 31, 1996, XcelleNet, either directly or through its Solution Providers, had licensed RemoteWare systems to over 1,400 organizations supporting approximately 500,000 users. The Company receives license fees and service revenues from end-user customers and in some cases through Solution Partners. In 1996, no Solution Provider accounted for more than 8% of the Company's total revenues and no customer licensed directly by the Company accounted for more than 2% of the Company's revenues.

  The Company's products are predominantly used by field sales and service workers and remote users in branch offices or retail locations spanning a range of industries. The following is a representative list as of December 31, 1996 of end-user customers in the indicated industries:

HEALTHCARE/PHARMACEUTICAL                 SERVICES
Coulter Corporation                       ADP, Inc.
Manor Care, Inc.                          HBO & Company
Minnesota Mining and Manufacturing CompanyJenny Craig, Inc.
Sandoz Corporation                        Mail Boxes, Etc.
Schering-Plough Corporation               Securities Industry Automation
                                          Corporation

RESTAURANTS (FOOD CHAINS)                 Vanstar Corporation

Black-Eyed Pea Management Corp.
Brinker International, Inc.               MANUFACTURING
Chick-Fil-A, Inc.                         Coors Brewing Company
Cracker Barrel Old Country Store, Inc.    Holophane Company, Inc.
Denny's, Inc.                             Lanier Worldwide, Inc.
Whataburger, Inc.                         Liebert Corporation
                                          Siemens Industrial Automation, Inc.

SPECIALTY RETAIL
General Nutrition Corporation
Kits Cameras, Inc.
Mrs. Fields, Inc.
Sharper Image Corp.
The Southland Corporation
Victoria's Secret Stores, Inc.
Wilson's House of Suede, Inc.

COMPETITION

  The market for remote access software, including the Company's specific area of remote access utilities, is highly competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Many software vendors offer products that are competitive with the products offered by the Company. These competitors vary in size and in the scope and breadth of the products and services offered. Within specific ranges of functionality, the Company encounters competition from a number of sources including: (i) enterprise system management tool vendors such as Microsoft, Tivoli and Computer Associates; (ii) messaging-enabled application vendors such as Lotus and Microsoft; (iii) groupware vendors such as Lotus; (iv) database application vendors such as Oracle; (v) internet software vendors such as Netscape and Microsoft; (vi) content distribution software vendors such as Microsoft, Pointcast and BackWeb; (vii) remote access software and hardware vendors such as Microsoft, Shiva and Citrix; (viii) vendors of applications software who incorporate remote access utilities in their software such as Lotus; and (ix) custom software-based solutions developed by internal management information systems personnel or third-party professional service organizations.

  As the Company offers new products in the future, it expects that in addition to facing competition from existing competitors it will have additional competitors. Many of the Company's current competitors are broadening the functionality of their product offerings. In addition, vendors of network operating systems, network management software or intranet server software, such as Microsoft, IBM, Novell and Netscape, may enhance their products to include some or all of the functionality currently provided by the Company's products, which would render the Company's products obsolete or unmarketable. Because there are relatively low barriers to entry in the software market, the Company also expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Risk of Inclusion of Remote Access Utility Functionality in Network Operating Systems, Network Management Software or Intranet Server Software."

  The Company believes its principal competitive advantages are its focus on, and experience with, the requirements of remote access computing for users who intermittently dial in to enterprise information systems, its product architecture, and its extensive customer base. The Company believes competition will continue to intensify as the market for its products and services develops and competitors focus more clearly on that market's specific requirements. There can be no assurance that other companies will not develop experience, products and marketing approaches that will be more successful than those of the Company. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the remote computing needs of the Company's prospective customers. Accordingly, it is possible that new competitors, alliances among competitors, or alliances between competitors and third parties may emerge and rapidly acquire significant market share. If this were to occur, it would have a material adverse effect on the Company's business, operating results and financial condition.

  The Company believes that the principal competitive factors affecting the market it serves include vendor and product reputation, product architecture, functionality and features, scalability, ease of use, quality of product and support, performance, price, brand name recognition and effectiveness of sales and marketing efforts. Although the Company believes that its products currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources, or that competitive pressures faced by the Company would not have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Competition."

  In the future, vendors of network operating systems, network management software or intranet server software, such as Microsoft, IBM, Novell, Inc., and Netscape, may enhance their products to include some or all of the functionality currently provided by the Company's remote access software utilities. For example, in the past Microsoft incorporated an anti-virus utility in its release of DOS 6.0. The inclusion of the functionality of the Company's products as a standard feature of network operating systems, network management software or intranet server software could, particularly if the quality of such functionality were comparable to that of the Company's products, render the Company's products obsolete and unmarketable. Additionally, the announcement by a vendor of network operating systems, network management software or intranet server software that it intends to include in a future product or version some or all of the functionality that is currently provided by the Company's remote access software utilities, or the rumor of such an intention absent an announcement by the vendor involved, could materially adversely affect the marketability of the Company's products. Furthermore, even if the remote access software utilities provided as standard features in network operating systems, network management software or intranet server software were more limited than that of the Company's products, there can be no assurance that a significant number of customers would not elect to accept such limited functionality in lieu of purchasing additional software from another vendor such as the Company. If any of the foregoing events were to occur, they would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risk of Inclusion of Remote Access Utility Functionality in Network Operating Systems, Network Management Software or Intranet Server Software" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLECTUAL PROPERTY AND THIRD PARTY LICENSES

  The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses rather than sells its software and generally requires licensees to sign license agreements that impose certain restrictions on licensees' right to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets, including but not limited to, generally requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code.

  The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. In addition, the Company has applied for patents in the United States and certain other countries with respect to certain aspects of its software. None of these patents have been granted and there can be no assurance that a patent will be issued pursuant to any of these applications or that, if granted, such patent would survive a legal challenge to its validity or provide significant protection to the Company.

  Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trade secret, copyright and, if granted, patent protections are less significant to the Company's competitive position than other factors such as the knowledge, ability and experience of the Company's personnel, name recognition and ongoing product development and support.

  For certain of its client products and the RemoteWare Discovery System, the Company uses "shrinkwrap" licenses that are not signed by licensees to protect its copyrights and trade secrets in those products. In addition, the Company uses an electronic version of a shrinkwrap license for all users of the trial version of its SessionXpress Basic product distributed electronically through the Company's web site. In addition, the Company expects to use a shrinkwrap license agreement, or an electronic version of such agreement, for its intranet system management products when commercially released. Since these shrinkwrap licenses are not signed by the licensee, many authorities believe that they may not be enforceable under many state laws and the laws of many foreign jurisdictions. The laws of the State of Georgia, which govern these licenses for the Company's products, continue to be unclear on this subject. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

  In 1995, the Company received a claim that its products infringe upon a third party's intellectual property rights, and in March 1997, the Company received a claim that its use of the name "NetEssentials" in connection with its intranet system management products infringed a third party's trademark rights. The Company has elected to discontinue use of the "NetEssentials" name. There can be no assurance that other third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary rights. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or available at all, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Proprietary Technology; Risks of Infringement Claims."

  The Company licenses certain third-party products that are incorporated into the Company's products. These components include database drivers, a scripting engine, a document viewer, spell checker and X.400 gateway API libraries, some of which perform key functions within the Company's products. In the future, the Company may license or acquire other such products or may acquire products that expand the functionality of the Company's existing or potential future products where the Company considers such an acquisition preferable to developing the functionality internally. If any of these current or future third-party vendors were to terminate their relationship with the Company or to materially increase the cost to the Company for their products, or if a material problem were to arise in connection with any of the software products licensed from them, the Company would be required to license an alternative product from another third party or attempt to internally develop a replacement for the function of the licensed software. The loss of or inability to maintain any of these technology licenses could result in interruptions in the availability of the Company's existing products and delays in the introduction of new products and services until equivalent technology, if available, is identified, licensed or developed, and integrated. There can be no assurance that an alternative source of a suitable product would be available or that the Company would be able to develop an alternative product in sufficient time or at a reasonable cost. The failure of the Company to obtain or develop an alternative product on a timely basis and at a reasonable cost would have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors-- Dependence upon Certain Licenses."

EMPLOYEES

  As of December 31, 1996, the Company had 280 full-time employees, consisting of 81 in product development, 57 in sales, 45 in marketing, 50 in customer service and 47 in finance and administration. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage.

FACILITIES

  The Company's corporate headquarters are located in Atlanta, Georgia, in a leased facility consisting of approximately 98,000 square feet of office space under a lease expiring September 1, 2000. The Company also leases an additional 2,700 square feet in Raleigh, North Carolina for its E-Comm subsidiary under a lease expiring December 31, 1999 and an additional 2,500 square feet in High Wycombe, Buckinghamshire, in the United Kingdom for its European operations center under a lease expiring in 2006. Additionally, the Company leases direct sales offices with square footage ranging from 150 to 400 square feet and lease terms of one to two years, in 14 locations in the United States and in Sydney, Australia, Montreal, Canada, and Dusseldorf and Munich, Germany. The Company believes that its existing facilities and offices and additional space available to it are adequate to meet its requirements through December 1997, and that, if necessary, additional or alternative space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of February 28, 1997 are as follows:

                                                                       YEAR FIRST
          NAME           AGE                POSITION                ELECTED DIRECTOR
          ----           ---                --------                ----------------
Dennis M.                 44 Chairman of the Board, Chief Executive       1986
 Crumpler(3)(4).........     Officer and Director
Shereef W. Nawar(3).....  37 Chief Technical Officer and Director         1987
Corey M. Smith..........  40 President
Sidney V. Sack..........  51 Executive Vice President, Chief
                             Financial Officer and Assistant
                             Secretary
Stefanus F. Coetzee.....  44 Vice President--North American
                             Customer Operations
W. Michael Parham.......  43 Vice President--North American Sales
Jeanne N. Bateman.......  42 Vice President--Finance, Treasurer and
                             Secretary
Joel A. Miller..........  37 Vice President--Human Resources
Stephen P.                55 Director                                     1995
 Bradley(2)(3)..........
Donald L. House(1)(4)...  55 Director                                     1992
Richard C.                58 Director                                     1990
 Marcus(1)(2)(4)........
Geoffrey A. Moore(3)....  50 Director                                     1996
Richard L. Nolan(3).....  56 Director                                     1995
Jeffrey P. Parker(2)....  53 Director                                     1990

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation and Stock Option Committee.
(3) Member of the Strategic Oversight Committee.
(4) Member of the Nominating Committee.

  Each of the directors of the Company serves until the next annual meeting of the shareholders of the Company or until his successor is elected and qualifies. Each of the executive officers of the Company serves at the pleasure of the Board of Directors.

  Mr. Crumpler is a co-founder of the Company and has served as Chairman of the Board, a director and Chief Executive Officer of the Company since its inception in 1986. Mr. Crumpler also served as the President of the Company from September 1986 to October 1992 and from September 1996 to January 1997.

  Mr. Nawar is a co-founder of the Company. Mr. Nawar has served as a director of the Company since 1987, and has served as the Company's Chief Technical Officer since October 1992. Mr. Nawar served as the Company's Vice President of Development from 1987 until October 1992.

  Mr. Smith joined the Company in September 1996 as its Executive Vice President responsible for marketing and became President in January 1997. Prior to joining the Company, Mr. Smith was the President of Decision Point Data, a human resources decision support software company, from October 1995 until September 1996. He served as the President and Chief Executive Officer of Creative Multimedia, Inc., a consumer CD-ROM multimedia company, from December 1993 until September 1995. In July 1992, Mr. Smith founded Legacy Venture Capital and served as its President and General Partner from July 1992 until September 1994 and continues to serve as General Partner. From January 1988 until May 1992, Mr. Smith was the President and Chief Executive Officer of Central Point Software, Inc., a personal computer utilities software company. From 1978 to October 1988, Mr. Smith served in various positions at Hewlett-Packard Company including market development and product marketing manager positions.

  Mr. Sack joined the Company in September 1990 as its Chief Financial Officer. Mr. Sack has served as an Executive Vice President of the Company since September 1996. Mr. Sack has served as Assistant Secretary of the Company since January 1995 and from October 1990 to October 1991, and served as the Secretary of the Company from October 1991 to January 1995. He also served as Chief Operating Officer of the Company from September 1996 to January 1997.

  Mr. Coetzee joined the Company in April 1992 as Managing Director of XcelleNet Ltd. Mr. Coetzee served as the Company's Vice President-- International from January 1995 until August 1995, Vice President--Global Customer Operations from August 1995 to April 1996, and has been Vice President--North American Customer Operations since April 1996. From 1988 until 1992, he was employed by Dun & Bradstreet Europe Ltd., a business information services company.

  Mr. Parham joined the Company in November 1988 as its Director of Sales, served as the Vice President--Sales from December 1990 to April 1996, and has served as Vice President--North American Sales since April 1996.

  Ms. Bateman joined the Company in December 1993 as its Vice President and Treasurer, and has been Secretary of the Company since January 1995 and Vice President--Finance since April 1995. Prior to joining the Company, Ms. Bateman was employed by HBO & Company, a healthcare information systems company, from December 1985 until August 1993, and served as its Vice President and Treasurer from March 1993 to August 1993 and its Assistant Treasurer, Investor Relations from January 1991 to March 1993.

  Mr. Miller joined the Company as its Director of Human Resources in February 1995 and has served as the Company's Vice President--Human Resources since October 1995. Prior to joining the Company, he held various positions in manufacturing, sales and administration with Procter & Gamble Company, a consumer products company, over a period of fourteen years, including Manager of Corporate Training & Development for P&G China, Ltd. from February 1992 until April 1994.

  Mr. Bradley has served as a director of the Company since October 1995. Mr. Bradley is currently a professor at the Harvard Business School, a position he has held since 1968. He also serves as the Chairman of the Harvard Business School's Competition and Strategy Area. From September 1993 to January 1996, Mr. Bradley served as the Senior Associate Dean for Faculty Development at the Harvard Business School. Mr. Bradley is a director of RDM Sports Group, Inc. (formerly Roadmaster Industries, Inc.), a sporting goods company.

  Mr. House has served as a director of the Company since 1992. Mr. House has served as the Chairman of the Board of SQL Financials International, Inc., an early-stage client/server software company since January 1993. From January 1992 until December 1992, he was President of Prentice Hall Professional Software, a subsidiary of Simon and Schuster, Inc. Since 1988, he has been a consultant and investor in a number of early-stage technology firms, including the Company.

  Mr. Marcus has served as a director of the Company since 1990. Mr. Marcus is a principal of InterSolve Group Inc., a firm that provides management consulting services to companies in several industries. He has served in this capacity since InterSolve was formed in 1991. From December 1994 until December 1995, Mr. Marcus was also the Chief Executive Officer of Plaid Clothing Group, Inc., a manufacturer of tailored clothing. Plaid Clothing Group filed a voluntary federal bankruptcy petition in July 1995. From January 1989 to January 1992, Mr. Marcus was a principal of RCM Consulting, a provider of consulting services to the retail industry. From 1979 until 1988, Mr. Marcus was Chief Executive Officer of Neiman-Marcus, a department store retailer. Mr. Marcus is a director of Zale Corporation, a specialty retailer of fine jewelry, and a member of its compensation committee. He is also a director of Edisol Bros. Stores, a specialty retailer of apparel.

  Mr. Moore has served as a director of the Company since March 1996. Mr. Moore is a founder of The Chasm Group, a firm that provides marketing strategy and organizational consulting to high-technology companies. He has served as President of that firm since it was founded in 1992. From 1987 until 1992, Mr. Moore was a principal and partner of Regis McKenna, Inc., a high-technology marketing and communications company. Mr. Moore is a director of BroadVision, Inc., a supplier of software applications for enabling personalized business on the Web.

  Mr. Nolan has served as a director of the Company since 1995. Mr. Nolan is currently a professor at the Harvard Business School, a position he has held since July 1991. From 1977 to July 1991, Mr. Nolan served as a principal of KPMG Peat Marwick, and as Chairman of the Board of Nolan, Norton & Co., a technology-strategy consulting firm. Mr. Nolan was a general partner of Lincoln North Associates Limited Partnership ("Lincoln") from 1986 to 1994, and was a general partner of Cranberry Hill Associates Limited Partnership ("Cranberry") from 1984 to 1993. Lincoln and Cranberry owned office buildings in Massachusetts. Lincoln and Cranberry filed voluntary federal bankruptcy petitions in May 1993 and July 1992, respectively. Mr. Nolan is a director of H.F. Ahmanson & Company, a bank holding company.

  Mr. Parker has served as a director of the Company since 1990. Mr. Parker is a private investor focusing on start-up and early-stage investments. From October 1986 until December 1990, Mr. Parker was the Chief Executive Officer of Thomson Financial Services ("Thomson"), and from October 1986 to December 1991, Mr. Parker was also Chairman of the Board and Chief Executive Officer of First Call Corporation ("First Call"). Both Thomson and First Call are financial information service companies.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of January 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby (assuming no exercise of the underwriters' over-allotment option) by (i) each Selling Shareholder, (ii) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding Common Stock of the Company, (iii) each director of the Company, (iv) the Chief Executive Officer and each of the Company's five most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, and (v) all executive officers and directors as a group.

                                       SHARES                      SHARES
                                    BENEFICIALLY                BENEFICIALLY
                                   OWNED PRIOR TO                OWNED AFTER
                                     OFFERING (1)   NUMBER OF    OFFERING (1)
   NAME AND ADDRESS OF            -----------------  SHARES   -----------------
    BENEFICIAL OWNER               NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
   -------------------            --------- ------- --------- --------- -------
Motorola, Inc....................   731,047   9.8%   731,047        --      *
 1303 East Algonquin Road
 Schaumburg, Illinois 60196
GeoCapital Corporation (2).......   685,616   9.2        --     685,616   8.4%
 767 Fifth Avenue
 New York, New York 10153
Robert Fleming Inc. (3)..........   410,750   5.5        --     410,750   5.1
 320 Park Avenue, 11th Floor
 New York, New York 10022
Dennis M. Crumpler (4)........... 1,434,831  19.2     33,000  1,401,831  17.2
Stephen P. Bradley (5)...........    10,000     *        --      10,000     *
Donald L. House (6)..............    36,599     *        --      36,599     *
Richard C. Marcus (7)............    81,494   1.1        --      81,494   1.0
Geoffrey A. Moore (5)............    10,000     *        --      10,000     *
Shereef W. Nawar (8).............   157,498   2.1      3,000    154,498   1.9
Richard L. Nolan (9).............    20,000     *        --      20,000     *
Jeffrey P. Parker (10)...........   136,751   1.8        --     136,751   1.7
Stefanus F. Coetzee (11).........    42,694     *        --      42,694     *
W. Michael Parham (12)...........    82,630   1.1        --      82,630   1.0
Sidney V. Sack (13)..............   103,666   1.4        --     103,666   1.3
Corey M. Smith...................    10,000     *     10,000        --      *
All executive officers and
 directors as a group
 (14 persons)(14)................ 2,149,841  27.5     46,000  2,103,841  24.9

--------
 *Less than one percent.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of January 31, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (2) GeoCapital Corporation ("GeoCapital") is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. GeoCapital has sole investment power with respect to all of these shares and voting power with respect to none of these shares. The information herein regarding

    GeoCapital's stock ownership was obtained from a Schedule 13G filed by GeoCapital with the Securities and Exchange Commission and received by the Company on February 25, 1997. The Company makes no representation as to the accuracy or completeness of the information reported regarding GeoCapital.
 (3) Robert Fleming Inc. ("Fleming") is an investment advisor registered under
     Section 203 of the Investment Advisors Act of 1940. Fleming has shared investment power and shared voting power with respect to all of these shares. The information herein regarding Fleming's stock ownership was obtained from a Schedule 13G filed by Fleming with the Securities and Exchange Commission and received by the Company on February 25, 1997. The Company makes no representation as to the accuracy or completeness of the information reported regarding Fleming.
 (4) Includes 1,200,000 shares held by a limited partnership, the general partner of which is a limited liability company of which Mr. Crumpler is the controlling manager. As such, Mr. Crumpler has voting and investment power over these shares. Also includes 104,800 shares owned by Mr. Crumpler's spouse. In November 1989, Mr. Crumpler entered into an agreement with his spouse that provides that Mr. Crumpler has sole voting power with respect to the shares of Common Stock presently held, or acquired in the future, by her. This agreement also places certain restrictions on the ability of Mr. Crumpler's spouse to transfer her shares of Common Stock and provides Mr. Crumpler a right of first refusal in connection with such shares. Also includes 3,800 shares held by Mr. Crumpler as trustee of a trust for the benefit of his mother, as to which he retains sole voting and investment power. Also includes 3,000 shares held by Mr. Crumpler as custodian for his minor children and as to which he retains sole voting and investment power.
 (5) Consists of 10,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
 (6) Includes 30,350 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
 (7) Consists of 33,114 shares held jointly by Mr. Marcus and his spouse and 48,380 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
 (8) Includes 64,661 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
 (9) Consists of 20,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
(10) Includes 21,050 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
(11) Includes 900 shares held by Mr. Coetzee's spouse. Also includes 40,551 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
(12) Includes 39,098 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
(13) Includes 39,352 shares held jointly by Mr. Sack and his spouse. Also includes 36,718 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.
(14) Includes 330,564 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of January 31, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  As of January 31, 1997, there were 7,474,372 shares of Common Stock outstanding, held of record by approximately 245 shareholders. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock, as such, have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue from time to time in the future.

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. No shares of Preferred Stock are currently outstanding.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Certain shareholders' rights and related matters are governed by the Georgia Business Corporation Code and the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws. Certain provisions of the Amended and Restated Articles of Incorporation and Bylaws of the Company, which are summarized below, could, either alone or in combination with each other, have the effect of preventing a change in control of the Company or making changes in management more difficult.

 Corporate Takeover Provisions

  The Company's Amended and Restated Bylaws make applicable to the Company provisions authorized by the Georgia Business Corporation Code relating to business combinations with interested shareholders ("Corporate Takeover Provisions"). The Corporate Takeover Provisions are designed to encourage any person, before acquiring 10% of the Company's voting shares, to seek approval of the Board of Directors for the terms of any contemplated business combination. The Corporate Takeover Provisions will prevent for five years certain business combinations with an "interested shareholder" (as defined in the Corporate Takeover Provisions) unless (i) prior to the time such shareholder became an interested shareholder the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting shares of the Company excluding, however, shares owned by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans or (iii) subsequent to becoming an interested shareholder, such interested shareholder acquired additional shares resulting in the interested shareholder becoming the owner of at least 90% of the Company's outstanding voting shares and the business combination is approved by the holders of a majority of the Company's voting shares, excluding from said vote the stock owned by the interested shareholder or by the Company's officers, directors, affiliates, subsidiaries and certain employee stock plans.

 Constituency Considerations

  The Company's Articles provide for the right of the Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers and creditors of the Company, as well as the communities in which the Company is located, in addition to the interest of the Company and its shareholders, in discharging their duties in determining what is in the Company's best interests.

 Limitation of Directors' Liability

  The Articles eliminate, subject to certain exceptions, the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director. The Articles do not provide for the elimination of or any limitation on the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. In addition, the Company's Amended and Restated Bylaws provide broad indemnification rights to directors and officers so long as the director or officer acted in a manner believed in good faith to be in or not opposed to the best interest of the Company, and with respect to criminal proceedings, if the director had no reasonable cause to believe his or her conduct was unlawful. The personal liability of directors for monetary damages for violations of federal securities laws is not affected by these provisions. These provisions of the Articles and Amended and Restated Bylaws will limit the remedies available to a shareholder who is dissatisfied with a Board decision protected by these provisions, and such shareholder's only remedy in that circumstance may be to bring a suit to prevent the Board's action. In many situations, this remedy may not be effective, as, for example, when shareholders have no prior awareness of the Board's consideration of the particular transaction or event.

REGISTRATION RIGHTS

  In the event the Company proposes to register any of its shares of Common Stock under the Securities Act of 1933, as amended, including the offering contemplated by this Prospectus, certain holders of the Company's Common Stock are entitled to require the Company to include all or a portion of their shares in such registration, subject to certain conditions. While the Company expects to obtain waivers of these registration rights, any shareholder that does not waive such rights will be entitled to include certain of their shares in this offering or in future registered offerings by the Company that are declared effective prior to April 14, 1999. All fees, costs and expenses of such registration will be borne by the Company, with certain exceptions, provided that such holders will be required to bear their pro rata share of the underwriting discounts and commissions.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is SunTrust Bank, Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 8,130,325 shares of Common Stock outstanding (assuming no exercise of options after January 31, 1997). In addition to the 1,433,000 shares sold in this offering, 4,874,048 of such outstanding shares will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  Of the remaining outstanding shares of Common Stock, 50,000 are deemed "restricted securities" under Rule 144 (the "Restricted Securities"). The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and, with respect to shares held by officers and directors of the Company, lock-up agreements under which the officers and directors have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the effective date of this offering without the prior written consent of Robertson, Stephens & Company. Because of these restrictions, on the date of this Prospectus, all of the outstanding shares of the Company's Common Stock other than the shares that are Restricted Securities or subject to lock up agreements will be eligible for sale. Beginning 90 days after the effective date of this offering (or earlier with the prior written consent of Robertson, Stephens & Company), 1,773,277 shares held by executive officers and directors, but none of the Restricted Securities, will become available for sale in the public market subject to Rule 144 of the Securities Act.

  In general, under Rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years (after the effective date of the recently adopted amendment to Rule 144, such period will be reduced to one year), including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company (approximately 81,304 shares after giving effect to this offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years (after the effective date of the recently adopted amendment to Rule 144, such period will be reduced to two years), would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

  As of January 31, 1997, options to purchase a total of 484,733 shares of Common Stock pursuant to the 1987 Plan, the Director Plan, the Long-Term Incentive Plan (collectively, the "Option Plans") and pursuant to options granted on an individual basis outside of these plans were outstanding and exercisable and options to purchase a total of 1,706,077 shares of Common Stock pursuant to the Option Plans were outstanding but not yet exercisable. An additional 2,583,182 shares of Common Stock were available for future option grants or direct issuances under the Option Plans, and an additional 256,665 shares of Common Stock were available for sale pursuant to the Company's Employee Stock Purchase Plan. See Note 2 of Notes to Consolidated Financial Statements.

  The Company has registered on registration statements on Form S-8, a total of 2,030,657 shares of Common Stock reserved for issuance under the Company's Option Plans, Employee Stock Purchase Plan and options granted on an individual basis outside of the Option Plans (assuming no exercise of outstanding stock options after January 31, 1997).

  Any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

  In the event the Company proposes to register any of its shares of Common Stock under the Securities Act of 1933, as amended, including the offering contemplated by this Prospectus, certain holders of the Company's Common Stock are entitled to require the Company to include all or a portion of their shares in such registration, subject to certain conditions. While the Company expects to obtain waivers of these registration rights, any shareholder that does not waive such rights will be entitled to include certain of their shares in this offering or in future registered offerings by the Company that are declared effective prior to April 14, 1999. All fees, costs and expenses of such registration will be borne by the Company, with certain exceptions, provided that such holders will be required to bear their pro rata share of the underwriting discounts and commissions. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, Alex. Brown & Sons Incorporated and Punk, Ziegel & Knoell, L.P. (the "Representatives"), have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
         UNDERWRITER                                                   OF SHARES
         -----------                                                   ---------
   Robertson, Stephens & Company LLC..................................   573,200
   Alex. Brown & Sons Incorporated....................................   429,900
   Punk, Ziegel & Knoell, L.P.........................................   429,900
                                                                       ---------
     Total............................................................ 1,433,000
                                                                       =========

  The Representatives have advised the Company and the Selling Shareholders that they propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $.56 per share, of which $.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Underwriters. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Shareholders as set forth on the cover page of this Prospectus.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 214,950 additional shares of Common Stock, at the same price per share as will be paid for the 1,433,000 shares that the Underwriters have agreed to purchase from the Company and the Selling Shareholders. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,433,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,433,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

  Each officer and director of the Company has agreed with the Representatives that for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Lock-up Period"), subject to certain limited exceptions, they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock without the prior written consent of the Representatives. The Representatives may, at their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. In addition, the Company has agreed that during the Lock-up Period, the Company will not, without the prior written consent of the Representatives, subject to certain limited exceptions, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and under the existing Employee Stock Purchase Plan, and the Company's issuance of options under the Option Plans.

  The offering price for the Common Stock was determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

  In connection with this offering, certain underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq Stock Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended during the qualifying period which is two business days before commencement of sales in this offering. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker's average daily trading volume in the Common Stock during a prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

  The consolidated financial statements of the Company included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-3 under the Securities Act with the Securities and Exchange Commission (the "Commission") with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or other document to which reference is made are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The Commission's Internet address is http://www.sec.gov. The Commission web site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission (File No. 0-23560) pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Commission on February 24, 1997 and as amended on February 28 and March 21 and 26, 1997, and (ii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on March 2, 1994.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to XcelleNet, Inc., 5 Concourse Parkway, Suite 850, Atlanta, Georgia 30328, Attn:
Investor Relations, telephone (770) 804-8100.

                        XCELLENET, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants................................... F-2
Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1996 and 1995............. F-3
  Consolidated Statements of Operations for the years ended December 31,
   1996, 1995 and 1994..................................................... F-4
  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1996, 1995 and 1994........................................ F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1996, 1995 and 1994..................................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
XcelleNet, Inc.:

  We have audited the accompanying consolidated balance sheets of XCELLENET, INC. (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XcelleNet, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
January 23, 1997

                        XCELLENET, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
ASSETS
Current assets:
 Cash and cash equivalents................................... $10,587  $ 9,304
 Short-term investments......................................   2,157    9,115
 Trade receivables, less allowance for doubtful accounts of
  $503 and $325 at December 31, 1996 and 1995, respectively..  13,306    8,091
 Prepaid expenses and other current assets...................   1,049      714
 Income tax receivable.......................................     793      522
                                                              -------  -------
    Total current assets.....................................  27,892   27,746
                                                              -------  -------
Furniture, fixtures and equipment, net.......................   5,378    4,885
Capitalized software development costs, net of accumulated
 amortization of $1,566 and $922 at December 31, 1996 and
 1995, respectively..........................................   2,231      767
Deferred income tax assets...................................     754      --
Other noncurrent assets......................................     428       63
                                                              -------  -------
                                                              $36,683  $33,461
                                                              =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable............................................ $ 1,207  $   991
 Accrued bonuses and commissions.............................   1,375      610
 Sales tax payable...........................................     360      146
 Deferred income tax liabilities.............................     --        33
 Other current liabilities...................................   1,752      998
                                                              -------  -------
    Total current liabilities................................   4,694    2,778
                                                              -------  -------
Long-term liabilities........................................     859      834
Commitments and contingencies
Shareholders' equity:
 Preferred stock, $.01 par value; 10,000,000 shares
  authorized; no shares issued or outstanding................     --       --
 Common stock, $.01 par value; 30,000,000 shares authorized,
  7,537,876 shares issued and 7,380,337 shares outstanding in
  1996 and 7,537,876 shares issued and 7,039,641 outstanding
  in 1995....................................................      75       75
 Additional paid-in capital..................................  24,211   28,093
 Retained earnings...........................................   9,232    9,232
 Treasury stock at cost, 157,539 shares in 1996 and 498,235
  shares in 1995.............................................  (2,388)  (7,551)
                                                              -------  -------
    Total shareholders' equity...............................  31,130   29,849
                                                              -------  -------
                                                              $36,683  $33,461
                                                              =======  =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                        XCELLENET, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996     1995    1994
                                                       -------  ------- -------
REVENUES
 Software license fees................................ $30,703  $25,612 $21,399
 Services.............................................  11,948    8,487   5,490
                                                       -------  ------- -------
    Total revenues....................................  42,651   34,099  26,889
                                                       -------  ------- -------
COSTS AND EXPENSES
 Costs of license fees................................   1,986    1,816   1,230
 Costs of services....................................   3,806    2,340   1,786
 Sales and marketing..................................  21,628   14,500  11,621
 Product development..................................   6,451    5,128   2,377
 General and administrative...........................   6,218    5,547   4,693
 Nonrecurring charges.................................   3,496      --      --
                                                       -------  ------- -------
    Total costs and expenses..........................  43,585   29,331  21,707
                                                       -------  ------- -------
Operating income (loss)...............................    (934)   4,768   5,182
Other income, net.....................................     934    1,264     748
                                                       -------  ------- -------
Income before income taxes............................     --     6,032   5,930
Provision for income taxes............................     --     2,230   2,375
                                                       -------  ------- -------
NET INCOME............................................ $   --   $ 3,802 $ 3,555
                                                       =======  ======= =======
NET INCOME PER SHARE.................................. $   --   $   .45 $   .45
                                                       =======  ======= =======
WEIGHTED AVERAGE SHARES OUTSTANDING...................   7,915    8,480   7,833
                                                       =======  ======= =======


 The accompanying notes are an integral part of these consolidated statements.

                        XCELLENET, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                            CONVERTIBLE
                          PREFERRED STOCK     COMMON STOCK    TREASURY STOCK    ADDITIONAL
                         ------------------ ---------------- -----------------   PAID-IN   RETAINED
                           SHARES    AMOUNT  SHARES   AMOUNT  SHARES   AMOUNT    CAPITAL   EARNINGS  TOTAL
                         ----------  ------ --------- ------ --------  -------  ---------- -------- -------
Balance, December 31,
 1993...................  1,062,594   $ 11  1,702,881  $17        --   $   --    $ 7,966    $1,875  $ 9,869
 Conversion of preferred
  stock to common stock. (1,062,594)   (11) 3,187,782   32                           (21)               --
 Initial public offering
  of common stock, net
  of issuance costs.....                    1,810,000   18                        17,748             17,766
 Stock options exercised
  for cash..............                      451,276    4                           172                176
 Compensation related to
  stock options.........                                                             121                121
 Income tax benefits
  related to exercise of
  stock options.........                                                             948                948
 Net income.............                                                                     3,555    3,555
 Foreign currency
  translation
  adjustment............                                                              38                 38
                         ----------   ----  ---------  ---   --------  -------   -------    ------  -------
Balance, December 31,
 1994...................        --     --   7,151,939   71        --       --     26,972     5,430   32,473
 Purchase of treasury
  shares................                                     (527,879)  (8,000)                      (8,000)
 Stock options exercised
  for cash..............                      385,937    4     17,100      259        37                300
 Employee stock purchase
  plan shares issued....                                       12,544      190        15                205
 Income tax benefits
  related to exercise of
  stock options.........                                                           1,131              1,131
 Net income.............                                                                     3,802    3,802
 Unrealized loss on
  short-term
  investments...........                                                             (50)               (50)
 Foreign currency
  translation
  adjustment............                                                             (12)               (12)
                         ----------   ----  ---------  ---   --------  -------   -------    ------  -------
Balance, December 31,
 1995...................        --     --   7,537,876   75   (498,235)  (7,551)   28,093     9,232   29,849
 Exercise of stock
  options...............                                      347,831    5,450    (4,282)             1,168
 Shares acquired related
  to stock option
  exercises.............                                      (47,926)    (906)                        (906)
 Employee stock purchase
  plan shares issued....                                       30,791      467       (94)               373
 Restricted stock
  issuance..............                                       10,000      152       (28)               124
 Income tax benefits
  related to exercise of
  stock options.........                                                             480                480
 Net income.............                                                                       --       --
 Unrealized loss on
  short-term
  investments...........                                                             (21)               (21)
 Foreign currency
  translation
  adjustment............                                                              63                 63
                         ----------   ----  ---------  ---   --------  -------   -------    ------  -------
Balance, December 31,
 1996...................        --    $--   7,537,876  $75   (157,539) $(2,388)  $24,211    $9,232  $31,130
                         ==========   ====  =========  ===   ========  =======   =======    ======  =======

 The accompanying notes are an integral part of these consolidated statements.

                        XCELLENET, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1996     1995      1994
                                                    -------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income........................................ $   --   $ 3,802  $  3,555
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Writeoff of WorldLink product line...............   3,037      --        --
  Issuance of restricted stock.....................     124      --        --
  Depreciation and amortization....................   3,030    2,330     1,351
  Increase in trade receivables....................  (5,215)  (1,601)   (2,101)
  Increase in prepaid expenses and other current
   assets..........................................    (335)     (55)     (251)
  (Increase) decrease in income taxes receivable...    (271)     494      (899)
  (Increase) decrease in deferred income tax
   assets..........................................    (754)     --        295
  Decrease in other long-term assets...............     --       --        186
  Increase (decrease) in current liabilities.......   1,916      (77)    1,253
  Increase in long-term liabilities................      25       18        83
                                                    -------  -------  --------
    Total adjustments..............................   1,557    1,109       (83)
                                                    -------  -------  --------
    Net cash provided by operating activities......   1,557    4,911     3,472
                                                    -------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Decrease (increase) in short-term investments.....   6,958    1,655   (10,770)
 Purchase of WorldLink product line................  (3,037)     --        --
 Purchases of furniture, fixtures and equipment....  (2,879)  (3,217)   (2,749)
 Additions to capitalized software development
  costs............................................  (2,108)    (319)     (786)
 Decrease (increase) in long-term investments......    (225)     (35)      142
 Other.............................................     (77)     (12)      114
                                                    -------  -------  --------
    Net cash used in investing activities..........  (1,368)  (1,928)  (14,049)
                                                    -------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Purchase of treasury stock........................     --    (8,000)      --
 Proceeds from issuance of common stock, net of
  related costs....................................     635      505    17,942
 Income tax benefits related to exercise of stock
  options..........................................     480    1,131       948
 Other.............................................     (21)     (50)       41
                                                    -------  -------  --------
    Net cash provided by (used in) financing
     activities....................................   1,094   (6,414)   18,931
                                                    -------  -------  --------
Net increase (decrease) in cash and cash equiva-
 lents.............................................   1,283   (3,431)    8,354
Cash and cash equivalents, beginning of year.......   9,304   12,735     4,381
                                                    -------  -------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR............. $10,587  $ 9,304  $ 12,735
                                                    =======  =======  ========
SUPPLEMENTAL DISCLOSURES:
 Interest paid..................................... $   --   $   --   $      1
 Income taxes paid................................. $   887  $ 1,253  $  1,771

 The accompanying notes are an integral part of these consolidated statements.

                       XCELLENET, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  The accompanying consolidated financial statements include the accounts of XcelleNet, Inc. and its wholly owned subsidiaries (the "Company"). The Company develops, markets and supports software utilities that improve the manageability and enhance the performance of remote access computing for users who routinely work offline and periodically dial in to enterprise systems to exchange or synchronize information.

  The Company's foreign subsidiaries accounted for approximately 9%, 9% and 7% of consolidated revenues for the years ended December 31, 1996, 1995 and 1994, respectively. Thus, separate disclosure is not included.

  On April 14, 1994, the Securities and Exchange Commission declared effective the Company's registration statement relating to the initial public offering of its common stock. The offering was comprised of 2,300,000 shares (1,810,000 shares issued by the Company and 490,000 shares sold by certain existing shareholders) at an initial offering price of $11.00 per share. The net proceeds to the Company (after underwriters' discounts and commissions and other costs associated with the offering of $2,144,000) totaled $17,766,000.

 Basis of Presentation

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Change in Company Year-End

  Effective December 31, 1993, the Company changed its fiscal year-end from June 30 to December 31. All prior year financial statements have been restated to reflect a December 31 year-end.

 Recent Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of" ("SFAS 121"), which became effective for fiscal years beginning after December 15, 1995. SFAS 121 established standards for determining when impairment losses on long lived assets have occured and how impairment losses should be measured. The Company adopted SFAS 121 effective January 1, 1996. The financial statement impact of adopting SFAS 121 was not material.

  The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Effective in 1996, the Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement, shall disclose the pro forma effects on

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.

 Cash, Cash Equivalents and Short-term Investments

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist of the following (in thousands):

                                                                 AT DECEMBER 31,
                                                                 ---------------
                                                                  1996    1995
                                                                 ------- -------
Municipal securities............................................  $1,658  $5,860
U.S. Government agencies........................................     499   1,751
Corporate notes and bonds.......................................     --    1,005
U.S. Treasury securities........................................     --      499
                                                                 ------- -------
Short-term investments..........................................  $2,157  $9,115
                                                                 ======= =======

  The fair value of financial instruments is estimated based on quoted market prices. Differences between the fair value and the cost of investments are recorded as unrealized gains (losses) in additional paid-in capital. All investments are considered available for sale and have effective maturities of less than one year.

 Furniture, Fixtures and Equipment

  Furniture, fixtures and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to five years. Maintenance and repairs are charged to expense as incurred. Replacements and improvements are capitalized. Furniture, fixtures and equipment consist of the following (in thousands):

                                                               AT DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
Computer equipment............................................ $ 7,814  $ 6,771
Furniture and fixtures........................................   2,540    2,408
Leasehold improvements........................................     676      600
Automobiles...................................................     168       81
                                                               -------  -------
                                                                11,198    9,860
Less accumulated depreciation.................................  (5,820)  (4,975)
                                                               -------  -------
Furniture, fixtures and equipment, net........................ $ 5,378  $ 4,885
                                                               =======  =======

 Capitalized Software Development Costs

  In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company capitalizes certain software development costs when a new or enhanced product is released for customer testing and ceases capitalization when the product is released for sale. Software development costs of $2,108,000, $319,000 and $786,000 were capitalized in 1996, 1995 and 1994, respectively. Amortization of capitalized software development costs begins as products are made available for sale, with annual amortization equal to the greater of the amount computed using the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for the product or

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 the straight-line method over the remaining estimated economic life of the product, which is a maximum of three years. Amortization expense is included in costs of license fees. Amortization totaled $644,000, $332,000 and $48,000 in 1996, 1995 and 1994, respectively.

 Revenue Recognition

  The Company's revenues are generated from the licensing of its software products; from fees paid for extended warranties and rights to upgrades and updates ("maintenance") of the software products; and from training, installation, implementation, support, and consulting services related to such software products. In accordance with AICPA Statement of Position No. 91-1, Software Revenue Recognition, the Company recognizes revenue from software licenses upon the execution of a license agreement and delivery of the product to a customer, provided the Company has no significant future obligations and collection of the license fees is probable. Maintenance fees are recognized on a straight-line basis over the period covered by the related contract. Service revenues are recognized when the specific service is performed.

 Advertising

  The Company expenses the production costs of advertising at the time incurred, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of advertisements in business, financial, and software magazines and newspapers. The cost of each advertisement is amortized over the four-month period following the issuance of the publication in which it appears. Advertising expenditures totaled $2,171,000, $194,000 and $707,000 for 1996, 1995 and 1994, respectively. Advertising expense was $2,027,000, $194,000 and $707,000 for 1996, 1995 and 1994, respectively. Unamortized advertising costs included in prepaid expenses were $144,000 and $0 at December 31, 1996 and 1995, respectively.

 Other Income, Net

  Other income primarily includes interest income. Interest income was $911,000, $1,256,000, and $719,000 in 1996, 1995, and 1994, respectively.

 Income Taxes

  Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.

 Net Income Per Share

  Net income per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from convertible preferred stock and stock options have been included in the computation when dilutive. The difference between primary and fully diluted earnings per share is not material for any of the periods presented, and fully diluted earnings per share have therefore been excluded.

 Foreign Currency Translation

  Non-U.S. assets and liabilities are translated into U.S. dollars using the balance sheet date exchange rates. Revenues and expenses are translated at average rates during the period. Foreign currency translation adjustments are reflected as increases (decreases) in additional paid-in capital and were $63,000, $(12,000)

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 and $38,000 in 1996, 1995 and 1994, respectively. Cumulative foreign currency translation adjustments were $76,000 and $13,000 at December 31, 1996 and 1995, respectively.

 Reclassifications

  Certain prior year amounts have been reclassified to conform with the current year presentation.

2. SHAREHOLDERS' EQUITY

 Convertible Preferred Stock

  Upon closing of the Company's initial public offering in April 1994, all of the outstanding shares of each series of convertible preferred stock were converted, on a 3-for-1 basis, into a total of 3,187,782 shares of common stock. The convertible preferred stock converted into common stock has been returned to the status of authorized but unissued shares of preferred stock. At December 31, 1996 and 1995, 10,000,000 shares were authorized and none were issued or outstanding.

 Stock Options

  The Company maintains three stock option plans: the 1987 Stock Option Plan (the "1987 Plan"), the 1994 Stock Option Plan for Outside Directors (the "Director Plan"), and the 1996 Long-Term Incentive Plan (the "LTIP"). The 1987 Plan provides for the issuance of incentive stock options ("ISOs"), nonqualified stock options ("NQSOs"), and stock appreciation rights ("SARs") to employees and officers of the Company. The Director Plan provides for the issuance of NQSOs to non-employee members of the Company's Board of Directors who are not prohibited by their employer from receiving options under the Director Plan. The LTIP Plan provides for the issuance of ISOs, NQSOs, SARs and other stock-based awards to employees, officers and directors of the Company. Additionally, the Company has granted NQSOs to non-employee directors and consultants on an individual basis and not under a plan. A total of 516,945 options were exercisable at December 31, 1996.

  Under the 1987 Plan, ISOs, NQSOs, and SARs to purchase a total of 2,650,000 shares were authorized for issuance, of which 1,327,756 options were outstanding and 345,773 options were exercisable at December 31, 1996. All options have been granted at the fair market value of the Company's common stock at the date of grant. The ISOs and NQSOs are generally exercisable beginning one to three years from the date of grant, after which options vest over a period not to exceed ten years from the date of grant and terminate ten years from the date of grant. No SARs have been granted under the plan.

  During 1994, the Company adopted the Director Plan, under which 300,000 shares were authorized for issuance. Under the Director Plan, the Company automatically grants nonqualified stock options to purchase 40,000 shares of common stock, at the fair market value of the Company's common stock at the date of grant, to each eligible non-employee member of the Company's Board of Directors. These options vest over a four-year period and terminate five years from the date of grant. A total of 240,000 options were outstanding, of which 70,000 options were exercisable, at December 31, 1996.

  During 1996, the Company adopted the LTIP Plan, under which 3,000,000 shares were authorized for issuance, of which 437,950 options were outstanding, and none were exercisable, at December 31, 1996. All options have been granted at the fair market value or higher of the Company's common stock at the date of grant. The ISOs and NQSOs are exercisable beginning one year from the date of grant, after which options

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 vest over a period not to exceed ten years from the date of grant and terminate up to ten years from the date of grant. No SARs or other stock-based awards have been granted under the plan.

  The Company has granted NQSOs to purchase shares on an individual basis and not under a plan, on terms similar to the 1987 Plan. At December 31, 1996, 101,172 options were outstanding and exercisable.

  Changes in all outstanding options are as follows:

                                                          PRICE RANGE   SHARES
                                                         ------------- ---------
   Outstanding at December 31, 1993..................... $  .07-$ 4.00 1,962,138
    Granted.............................................   7.50- 14.50   437,800
    Exercised...........................................    .07-  4.00   451,276
    Forfeited...........................................    .32-  4.00   103,215
                                                         ------------- ---------
   Outstanding at December 31, 1994.....................    .07- 14.50 1,845,447
    Granted.............................................  15.50- 30.25   488,500
    Exercised...........................................    .07- 11.00   403,037
    Forfeited...........................................    .47- 23.50   197,071
                                                         ------------- ---------
   Outstanding at December 31, 1995.....................    .07- 30.25 1,733,839
    Granted.............................................  10.00- 19.00 1,172,007
    Exercised...........................................    .32- 10.00   347,831
    Forfeited...........................................    .47- 30.25   451,137
                                                         ------------- ---------
   Outstanding at December 31, 1996..................... $  .07-$23.50 2,106,878
                                                         ============= =========

  In 1996, 1995 and 1994, the Company recognized income tax benefits of $480,000, $1,131,000 and $948,000, respectively, related to disqualifying dispositions of ISOs and NQSO exercises. These benefits were recorded as increases to additional paid-in capital.

 Stock-Based Compensation

  During 1995, the FASB issued SFAS 123 which defines a fair value-based method of accounting for an employee stock option plan or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB 25. Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS 123 had been applied.

  The Company has elected to account for its stock-based compensation plans under APB 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during 1996 and 1995 using the Black-Scholes option pricing model as prescribed by SFAS 123 using the following weighted average assumptions for grants in 1996 and 1995:

   Risk free interest rate........................................   6.17%-6.48%
   Expected dividend yield........................................            0%
   Expected lives................................................. 4.2-5.8 years
   Expected volatility............................................         73.6%

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  The total fair value of the options granted during the years ended December 31, 1996 and 1995 were computed as approximately $7,580,000 and $4,938,000, respectively, which would be amortized over the vesting period of the options. If the Company had accounted for these plans in accordance with SFAS 123, the Company's reported pro forma net income (loss) and pro forma net income (loss) per share for the years ended December 31, 1996 and 1995 would have been as follows (in thousands):

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1996     1995
                                                                 -------  ------
Net income (loss):
 As reported.................................................... $    --  $3,802
 Pro forma......................................................  (2,027)  2,817
Primary EPS:
 As reported....................................................      --     .45
 Pro forma......................................................    (.28)    .33

  Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

  The following table summarizes information about fixed-price stock options outstanding at December 31, 1996:

                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                 ------------------------------------------- --------------------------
    ACTUAL         NUMBER    WEIGHTED-AVERAGE   WEIGHTED-      NUMBER      WEIGHTED-
   RANGE OF      OUTSTANDING    REMAINING        AVERAGE     EXERCISABLE    AVERAGE
EXERCISE PRICES  AT 12/31/96 CONTRACTUAL LIFE EXERCISE PRICE AT 12/31/96 EXERCISE PRICE
---------------  ----------- ---------------- -------------- ----------- --------------
$  .07-
    .47             176,689        2.9            $  .27       176,689       $  .27
  1.08-
   1.08             136,227        5.6              1.08        89,754         1.08
  2.33-
   2.33              34,095        6.2              2.33        14,101         2.33
  4.00-
   4.00             257,199        6.7              4.00       122,925         4.00
  7.50-
   7.50              81,150        7.6              7.50            --           --
 10.00-
  14.99           1,188,192        8.4             12.32        84,900        10.71
 15.50-
  19.00             180,076        6.8             16.99        17,926        15.81
 23.50-
  23.50              53,250        8.3             23.50        10,650        23.50
-------           ---------        ---            ------       -------       ------
$  .07-
  23.50           2,106,878        7.3            $ 9.90       516,945       $ 4.09
=======           =========        ===            ======       =======       ======

 Restricted Stock

  During 1996, the Company issued 10,000 shares of restricted stock to an executive officer at no cost. The fair market value of the stock at the date of issuance was $12.375 per share, and the Company recorded compensation expense of $123,750 related to the stock issuance.

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

 Employee Stock Purchase Plan

  During 1995, the Company established an employee discount stock purchase plan for eligible employees of XcelleNet, Inc. and designated subsidiaries and authorized 300,000 shares for issuance under this plan. Participants may use up to 10% of their compensation to purchase the Company's common stock at the end of each six-month plan period for 85% of the lower of the beginning or ending stock price in the plan period. At December 31, 1996, there were 256,665 shares of stock reserved for issuance under this plan. The weighted average fair value of the purchase rights granted in 1996 and 1995 was $14.42 and $18.49, respectively.

 Treasury Stock

  In November 1995, the Company's Board of Directors approved the repurchase of 527,879 shares of its common stock from Motorola, Inc. at a negotiated price of approximately $15.15 per share. The closing price of the Company's common stock on the date of the transaction was $15.50. After the transaction, Motorola, Inc. owned 731,047 shares of the Company's common stock.

  Additionally, on October 27, 1995, the Company's Board of Directors authorized a common stock repurchase program of up to 350,000 shares. The stock repurchase plan authorizes the Company to periodically purchase shares in the open market or through privately negotiated transactions to meet the requirements of its stock-based compensation plans.

3. INCOME TAXES

  The components of the income tax provision are as follows (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                       1996      1995     1994
                                                      -------  -------- --------
   Current:
    Federal.......................................... $   621  $  1,792 $  1,657
    State............................................     113       303      278
    Foreign..........................................      33        --       --
                                                      -------  -------- --------
                                                          767     2,095    1,935
                                                      -------  -------- --------
   Deferred:
    Federal..........................................    (663)      128      410
    State............................................    (104)        7       30
    Foreign..........................................      --        --       --
                                                      -------  -------- --------
                                                         (767)      135      440
                                                      -------  -------- --------
                                                      $    --  $  2,230 $  2,375
                                                      =======  ======== ========

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  The Company's effective tax rate varies from the statutory federal income tax rate as a result of the following items:

                                                   YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1996      1995      1994
                                                   --------  -------   -------
   Statutory federal income tax rate..............       34%      34%       34%
   Foreign losses providing no tax benefit........       25        1         2
   State income taxes, net of federal benefit.....        3        3         3
   R&D tax credits................................      (35)      (3)       (2)
   FSC tax benefit................................       (2)      --        --
   State tax credits..............................       (9)      --        --
   Tax exempt interest income.....................      (19)      (2)       --
   Other, net.....................................        3        4         3
                                                   --------  -------   -------
   Effective tax rate.............................       --%      37%       40%
                                                   ========  =======   =======

  The sources of the difference between the financial reporting and income tax bases of the Company's assets and liabilities that give rise to the deferred income tax liabilities and assets and the tax effects of each are as follows (in thousands):

                                                               AT DECEMBER 31,
                                                               -----------------
                                                                 1996     1995
                                                               --------  -------
Deferred income tax liabilities:
 Capitalized software development costs....................... $    832  $  286
 Prepaid marketing expense....................................       55     121
 Other........................................................       83      99
                                                               --------  ------
                                                                    970     506
                                                               --------  ------
Deferred income tax assets:
 Software acquisition.........................................   (1,115)     --
 Net losses from foreign subsidiaries.........................     (533)   (433)
 Deferred lease credits.......................................     (302)   (316)
 Allowance for doubtful accounts receivable...................     (181)    (97)
 Other........................................................     (126)    (60)
                                                               --------  ------
                                                                 (2,257)   (906)
                                                               --------  ------
Valuation allowance for deferred income tax assets............      533     433
                                                               --------  ------
Net deferred income tax (assets) liabilities.................. $   (754) $   33
                                                               ========  ======

  The losses from the Company's U.K. operations were $258,000, $190,000 and $289,000 in 1996, 1995 and 1994, respectively. The income tax benefit related to losses since inception of $533,000 and $433,000 at December 31, 1996 and 1995, respectively, has been offset by a valuation allowance due to the uncertainty of realization.

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. COMMITMENTS AND CONTINGENCIES

 Operating Leases

  The Company leases certain office space and equipment under noncancelable operating lease agreements, which expire at various dates through 2001. In 1996, 1995 and 1994, rent expense under these agreements totaled $1,754,000, $1,131,000 and $790,000, respectively.

  For financial reporting purposes, rent expense and lease incentives related to the office lease are being recognized on a straight-line basis over the term of the lease. The lease incentives and accrued lease costs resulted in deferred credits of $885,000 and $847,000 at December 31, 1996 and 1995, respectively, the majority of which are included in long-term liabilities in the accompanying balance sheets.

  Future minimum payments due under all noncancelable operating lease agreements at December 31, 1996 are as follows (in thousands):

                                                        YEAR ENDING DECEMBER 31,
                                                        ------------------------
       1997............................................        $2,412
       1998............................................         2,411
       1999............................................         2,472
       2000............................................         1,737
       2001............................................            41
       Thereafter......................................            --
                                                        -------------
                                                               $9,073
                                                        =============

 Employment Agreement

  The Company has entered into an agreement with its Chief Executive Officer ("CEO") that permits the CEO to obtain, at no cost, a license to use the full range of the Company's products at one central site, and on up to 250 nodes for his own internal business, charitable, or educational purposes. The CEO's license right commences when his employment with the Company, any subsidiary of the Company, or any 40% shareholder of the Company, is terminated other than for cause, or in the event the CEO resigns from employment following a change in control, as defined. This agreement has a term of twenty years following the CEO's termination of employment.

 Legal Proceedings

  The Company is not a party to any material legal proceedings.

5. RELATED PARTY TRANSACTIONS

  Electronic Commerce, Inc. ("E-Comm"), a system integrator based in Raleigh, North Carolina that remarkets the Company's software to end-user customers, is partially owned by the brother of the Company's CEO. During 1995 the Company's CEO personally loaned E-Comm $200,000, which was outstanding at December 31, 1996, in the form of an unsecured note for working capital purposes. Subsequent to year-end, this loan was paid back in full in conjunction with the acquisition of E-Comm by the Company. See Note 7 "Subsequent Events."

                       XCELLENET, INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

  During 1996, 1995 and 1994, E-Comm purchased software from the Company totaling $734,000, $852,000 and $63,000, respectively, of which $734,000,
$664,000 and $63,000 were remarketed to end-user customers and the balance was used internally. All of these transactions were at the Company's standard terms and conditions. At December 31, 1996 and 1995, $107,000 and $243,000, respectively, were receivable from E-Comm and related to remarketing activities. See Note 7 "Subsequent Events."

6. NONRECURRING CHARGES

  Effective November 5, 1996, the Company acquired all tangible and intangible WorldLink software rights from The NetPlex Group, Inc. under the terms of an asset purchase agreement for a total consideration of approximately $3,037,000. The acquisition was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations" ("APB 16"), and accordingly, the purchase price was allocated to goodwill as of the acquisition date. An amount equal to the purchase price was included in nonrecurring charges on the Company's statement of operations due to uncertainties regarding its recoverability.

  In addition, the Company recorded nonrecurring charges of $459,000 primarily representing severance plus hiring costs associated with certain key employees.

7. SUBSEQUENT EVENTS

  The following events have occurred subsequent to December 31, 1996:

 Acquisition of E-Comm

  During January 1997, the Company acquired all of the outstanding shares of E-Comm for a total consideration comprising cash and stock of approximately $2,675,000. The Company will account for the acquisition as a purchase in accordance with APB 16. See Note 5 "Related Party Transactions."

 Potential Public Stock Offering

  The Company filed a registration statement on February 24, 1997 for the sale of 655,953 shares of the Company's common stock (excluding shares that may be sold upon the exercise of the underwriters' over-allotment option and any selling shareholders' shares and including 157,539 shares classified as treasury stock in the Company's accompanying Consolidated Balance Sheets). There can be no assurance that the offering will be successfully completed.

 Employment Agreements

  During February 1997, the Company entered into employment agreements with certain of its executive officers that provide for compensation and benefit arrangements upon a change in control as defined in the agreements.

                        [LOGO OF XCELLENET APPEARS HERE]